UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐      No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐      No ☒

TLEVISA	Consolidated
Ticker: TLEVISA	Quarter: 3 Year: 2021

Quarterly Financial Information

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[105000] Management commentary

Management commentary

Mexico City, October 21, 2021 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the third-quarter of 2021. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2021 and 2020, in millions of Mexican pesos:

	3Q’21	Margin %	3Q’20	Margin %	Change %
Net sales	26,127.9	100.0	23,943.0	100.0	9.1
Net income	1,067.7	4.1	3,639.6	15.2	(70.7)
Net income attributable to stockholders of the Company	760.6	2.9	3,349.7	14.0	(77.3)
Segment net sales	28,044.9	100.0	25,821.7	100.0	8.6
Operating segment income (1)	10,969.0	39.1	10,531.4	40.8	4.2
(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net sales increased by 9.1% to Ps.26,127.9 million in the third quarter of 2021 compared with Ps.23,943.0 million in the third quarter of 2020. Operating segment income increased by 4.2% to Ps.10,969.0 million with a margin of 39.1%.

Net income attributable to stockholders of the Company decreased by 77.3% to Ps.760.6 million in the third quarter of 2021 compared with Ps.3,349.7 million in the third quarter of 2020. The net decrease of Ps.2,589.1 million reflected (i) a Ps.5,202.0 million unfavorable change in finance income or expense, net; (ii) a Ps.959.7 million unfavorable change in other income or expense, net; (iii) a Ps.111.9 million increase in depreciation and amortization; and (iv) a Ps.17.2 million increase in net income attributable to non-controlling interests.

These unfavorable variances were partially offset by (i) a Ps.2,007.8 million decrease in income taxes; (ii) a Ps.1,360.2 million favorable change in share of income or loss of associates and joint ventures, net; and (iii) a Ps.333.7 million increase in operating income before depreciation and amortization and other income or expense, net.

Disclosure of nature of business

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 27 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”), a leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity representing approximately 36% on a fully-diluted basis of the equity capital in Univision Holdings II, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, feature-film production and distribution, and gaming.

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Disclosure of management’s objectives and its strategies for meeting those objectives

We intend to leverage our position as a leading media company in the Spanish-speaking world to continue expanding our business while maintaining profitability and financial discipline. We intend to do so by maintaining our leading position in the Mexican television market, by continuing to produce high quality programming and by improving our sales and marketing efforts while maintaining high operating margins and expanding our cable business.

We also intend to continue developing and expanding Sky, our DTH platform, and our cable business. We will continue to strengthen our position and will continue making additional investments, which could be substantial in size, in the cable industry in accordance with the consolidation of the cable market in Mexico.

We intend to continue to expand our business by developing new business initiatives and/or through business acquisitions and investments. However, we continue to evaluate our portfolio of assets, in order to determine whether to dispose of select non-core operations.

Disclosure of entity’s most significant resources, risks and relationships

We expect to fund our operating cash needs during 2021, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2021 through available cash from operations, cash on hand, equity securities and/or the incurrence of debt, or a combination thereof. The amount of borrowings required to fund these cash needs in 2021 will depend upon the timing of such transactions and the timing of cash payments from advertisers under our advertising sales plan.

The investing public should consider the risks stated as follows, as well as the risks described in “Key Information-Risk Factors” in the Company’s 2020 Annual Report and Form 20-F, which are not the only risks and uncertainties faced by the Company. Risks and uncertainties unknown by the Company, as well as those that the Company currently considers as not relevant, could affect its operations and activities.

Risk Factors Related to the COVID-19 Pandemic:

•	COVID-19 Pandemic may have a material adverse effect on our business, financial position and results of operations.
•	We cannot predict what effects the COVID-19 relief plan recently announced by the Mexican Federal Government will have in our results of operations and the overall economy.

Risk Factors Related with Political Developments:

•	Imposition of fines by regulators and other authorities could adversely affect our financial condition and results of operations
•	Social Security Law
•	Federal Labor Law
•	Mexican tax laws
•	Regulations of the General Health Law on advertising
•	Changes in U.S. tax law
•	Mexican Securities Market Law
•	Renewal or revocation of our concessions

Risk Factors Related to our Business:

•	Control of a stockholder
•	Measures for the prevention of the taking of control
•	Competition
•	Seasonal nature of our business
•	Loss of transmission or loss of the use of satellite transponders
•	Incidents affecting our network and information systems or other technologies

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•	Weaknesses in internal controls over financial reporting
•	Results of operations of UHI
•	Uncertainty in global financial markets
•	Currency fluctuations or the devaluation and depreciation of the Mexican peso
•	Renegotiation of the Trade Agreements or other changes in foreign policy by the new or currency presidential administration in the United States
•	Inflation Rates and High Interest Rates in Mexico
•	Political events in Mexico

COVID-19 Impact

For the quarter ended September 30, 2021, the financial crisis caused by the COVID-19 pandemic still had a negative effect on our business, financial position and results of operations, and it is currently difficult to predict the degree of the impact in the future.
We cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings.  In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand for our products across our segments as our clients and customers reduce or defer their spending.
Although vaccination efforts have continued, the Mexican Government is still implementing its plan to reactivate economic activities in accordance with color-based phases determined on a weekly basis in every state of the country. Most non-essential economic activities are open, and the authorities have continued to lift limitations on capacity and hours of operation. Notwithstanding the foregoing, during the quarter ended September 30, 2021, this has affected, and is still affecting the ability of our employees, suppliers and customers to conduct their functions and businesses in their typical manner.
As of this date, given that they are considered essential economic activities, we have continued operating our media and telecommunications businesses uninterrupted to continue benefiting the country with connectivity, entertainment and information, and during the quarter ended September 30, 2021, we continued with the production of new content in accordance with the requirements and health guidelines imposed by the Mexican Government.  Our Content business continued to recover as a result of the easing in lockdown restrictions in most jurisdictions in which our customers are located. Notwithstanding the foregoing, we are partially dependent on the demand for advertising from consumer-focused companies, and even though most of our customers have increased their advertising investments as compared to the third quarter of 2020, the COVID-19 pandemic could cause advertisers to again reduce or postpone their advertisement spending on our platforms.
In our Other Businesses segment, sporting and other entertainment events for which we have broadcast rights, or which we produce, organize, promote and/or are located in venues we own, are operating with some restrictions and taking the corresponding sanitary measures, and to date all of our casinos have resumed operations with reduced capacity and hours of operation.  When local authorities approve the re-opening of the venues that are still not operating, additional rules may be enacted, including capacity and operating hours restrictions; these may affect the results of our Other Businesses segment in the following months.
Notwithstanding the foregoing, the authorities may impose restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines, which could be expensive or burdensome to implement, and which may affect our operations.
The magnitude of the impact on our business will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, we are not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting our business, financial position and results of operations over the near, medium or long-term.
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Disclosure of results of operations and prospects

The following table presents third-quarter consolidated results ended September 30, 2021 and 2020, for each of our business segments. Consolidated results for third-quarter of 2021 and 2020 are presented in millions of Mexican pesos.

Net Sales	3Q’21%		3Q’20%		Change %
Cable	12,066.6	43.0	11,407.9	44.2	5.8
Sky	5,459.4	19.5	5,597.9	21.7	(2.5)
Content	9,109.8	32.5	8,033.4	31.1	13.4
Other Businesses	1,409.1	5.0	782.5	3.0	80.1
Segment Net Sales	28,044.9	100.0	25,821.7	100.0	8.6
Intersegment Operations[1]	(1,917.0)		(1,878.7)
Net Sales	26,127.9		23,943.0		9.1

Operating Segment Income[2]	3Q’21	Margin %	3Q’20	Margin %	Change %
Cable	5,064.5	42.0	4,796.7	42.0	5.6
Sky	2,261.7	41.4	2,436.7	43.5	(7.2)
Content	3,389.6	37.2	3,294.7	41.0	2.9
Other Businesses	253.2	18.0	3.3	0.4	n/a
Operating Segment Income	10,969.0	39.1	10,531.4	40.8	4.2
Corporate Expenses	(480.7)	(1.7)	(374.9)	(1.5)	28.2
Depreciation and Amortization	(5,347.8)	(20.5)	(5,235.9)	(21.9)	2.1
Other (Expense) Income, net	(293.7)	(1.1)	666.0	2.8	n/a
Intersegment Operations	(15.6)	(0.1)	(17.5)	(0.1)	(10.9)
Operating Income	4,831.2	18.5	5,569.1	23.3	(13.2)
 [1] For segment reporting purposes, intersegment operations are included in each of the segment operations
.2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses and other (expense) income, net.

Cable

Total net additions for the quarter were approximately 52.0 thousand RGUs. Quarterly growth was mainly driven by broadband net additions of 24.6 thousand RGUs and voice net additions of 68.3 thousand RGUs. Video net additions decreased by 59.1 thousand RGUs. izzi Móvil added 18.2 thousand RGUs.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of September 30, 2021 and 2020.

RGUs	3Q’21 Net Adds	3Q’21	3Q’20
Video	(59,067)	4,155,529	4,333,908
Broadband	24,595	5,590,783	5,303,245
Voice	68,300	4,485,738	4,187,264
Mobile	18,202	138,979	40,114
Total RGUs	52,030	14,371,029	13,864,531

Third-quarter sales increased by 5.8% to Ps.12,066.6 million compared with Ps.11,407.9 million in third-quarter 2020 driven by net additions in broadband and voice, and by some price realignments.

Third-quarter operating segment income increased by 5.6% to Ps.5,064.5 million compared with Ps.4,796.7 million in third-quarter 2020. Margin of 42.0% was mostly in line with the third quarter of 2020.

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The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our MSO and enterprise operations for the third-quarter of 2021 and 2020.

MSO Operations (1) Millions of Mexican pesos	3Q’21	3Q’20	Change %
Revenue	10,823.0	10,227.4	5.8
Operating Segment Income	4,583.4	4,323.1	6.0
Margin (%)	42.3	42.3

Enterprise Operations (1) Millions of Mexican pesos	3Q’21	3Q’20	Change %
Revenue	1,744.4	1,734.0	0.6
Operating Segment Income	629.9	611.3	3.0
Margin (%)	36.1	35.3
(1)
These results do not include consolidation adjustments of Ps.500.8 million in revenues nor Ps.148.8 million in operating segment income for the third-quarter of 2021, neither the consolidation adjustments of Ps.553.5 million in revenues nor Ps.137.7 million in operating segment income for the third-quarter of 2020. Consolidation adjustments are considered in the consolidated results of the Cable segment.

Third-quarter sales and operating segment income in our MSO operations increased by 5.8% and 6.0%, respectively. Third-quarter sales in our Enterprise operations increased by 0.6%, mainly due to the timing of revenue recognition, and operating segment income increased by 3.0%.

Sky

During the third-quarter, Sky continued growing its broadband business after adding 15.4 thousand broadband RGUs reaching a total of 722.5 thousand broadband RGUs. Sky lost 1.6 thousand video RGUs.

The following table sets forth the breakdown of RGUs per service type for Sky as of September 30, 2021 and 2020.

RGUs	3Q’21 Net Adds	3Q’21	3Q’20
Video	(1,598)	7,488,278	7,472,350
Broadband	15,366	722,481	594,011
Voice	(36)	649	837
Mobile	13,023	27,555	--
Total RGUs	26,755	8,238,963	8,067,198

Third-quarter sales decreased by 2.5% to Ps.5,459.4 million compared with Ps.5,597.9  million in the third-quarter of 2020, mainly explained by lower recharges of Sky’s prepaid packages as children are returning to school to in-person classes and workers are gradually going back to the office.

Third-quarter operating segment income decreased by 7.2%, reaching Ps.2,261.7 million compared with Ps.2,436.7 million in the third-quarter of 2020. The decline was driven by the amortization of certain sporting events, such as the UEFA Euro 2020 and the CONMEBOL America Cup, which were cancelled last year due to the COVID-19 social distancing measures.

Content

Third-quarter sales increased by 13.4% to Ps.9,109.8 million compared with Ps.8,033.4 million in the third-quarter of 2020.

Millions of Mexican pesos	3Q’21%		3Q’20%		Change %
Advertising	4,823.8	53.0	4,164.4	51.8	15.8
Network Subscription	1,323.9	14.5	1,331.7	16.6	(0.6)
Licensing and Syndication	2,962.1	32.5	2,537.3	31.6	16.7
Net Sales	9,109.8		8,033.4		13.4

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Advertising

Third-quarter Advertising sales increased by 15.8% to Ps.4,823.8 million compared with Ps.4,164.4 million in the third-quarter of 2020. This represents a strong recovery across most categories among our private sector clients with respect to the third-quarter of 2020 driven by the economic recovery and the success of free-to-air television to build and improve brand recognition, and sell products and services in Mexico.

Network Subscription

Third-quarter Network Subscription sales decreased by 0.6% to Ps.1,323.9 million compared with Ps.1,331.7 million in the third-quarter of 2020.

Licensing and Syndication

Third-quarter Licensing and Syndication sales increased by 16.7% to Ps.2,962.1 million, compared with Ps.2,537.3 million in the third-quarter of 2020. Royalties from Univision increased by 20.2% to U.S.$110.7 million, mainly due to Univision’s strong operating performance.

Third-quarter operating segment income increased by 2.9% to Ps.3,389.6 million compared with Ps.3,294.7 million in the third-quarter of 2020. Our Content margin contracted by 380 basis points to 37.2% due to additional operational expenses associated with more production of content, including sporting rights related to the Olympics and the Gold Cup.

Other Businesses

Third-quarter sales increased by 80.1% to Ps.1,409.1 million compared with Ps.782.5 million in the third-quarter of 2020.

Third-quarter operating segment income was Ps.253.2 million compared with an income of Ps.3.3 million in the third-quarter of 2020.

Corporate Expense

Corporate expense increased by Ps.105.8 million, or 28.2%, to Ps.480.7 million in the third quarter of 2021, from Ps.374.9 million in the third-quarter of 2020. Corporate expense reflected primarily a share-based compensation expense.

Share-based compensation expense in the third quarter of 2021 and 2020 amounted to Ps.282.1 million and Ps.193.9 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Income or Expense, Net

Other income or expense, net, changed by Ps.959.7 million, to Ps.293.7 million other expense, net, in the third-quarter of 2021, from Ps.666.0 million other income, net, in the third quarter of 2020. This change reflected primarily the absence of a Ps.933.5 million net pre-tax gain on disposition of the 50% equity stake in our former Radio business, which was concluded in July 2020. We also had a higher loss on disposition of property and equipment, surcharges for payment of taxes from prior years, and an increase in other expense related to legal and financial advisory professional services.

These unfavorable changes were partially offset by Ps.207.6 million other cash income received by one of our companies in our Cable segment as a result of a favorable outcome in connection with a claim made on tariff differences for interconnection services provided in prior years by a third-party vendor.

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The following table sets forth the breakdown of cash and non-cash other (expense) income, net, stated in millions of Mexican pesos, for the third quarter ended September 30, 2021 and 2020.

Other (Expense) Income, net	3Q’21	3Q’20
Cash	(379.1)	786.2
Non-cash	85.4	(120.2)
Total	(293.7)	666.0

Finance Income or Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the third quarter ended September 30, 2021 and 2020.

	3Q’21	3Q’20	Favorable (Unfavorable) Change
Interest expense	(2,274.1)	(2,788.9)	514.8
Interest income	186.0	275.3	(89.3)
Foreign exchange (loss) gain, net	(2,560.0)	3,077.8	(5,637.8)
Other finance expense, net	(244.3)	(254.6)	10.3
Finance (expense) income, net	(4,892.4)	309.6	(5,202.0)

Finance income or expense, net, changed by Ps.5,202.0 million, to a finance expense, net, of Ps.4,892.4 in the third quarter of 2021, from a finance income, net, of Ps.309.6 million in the third quarter of 2020.

This change reflected:

I.
a Ps.5,637.8 million unfavorable change in foreign exchange gain or loss, net, resulting primarily from a 3.7% depreciation of the Mexican peso against the U.S. dollar on a higher average net U.S. dollar liability position in the third quarter of 2021, in comparison to a 4.0% appreciation in the third quarter of 2020; and

II.	a Ps.89.3 million decrease in interest income, explained primarily by a lower average of cash and cash equivalents in the third quarter of 2021.

These unfavorable variances were partially offset by:

I.	a Ps.514.8 million decrease in interest expense, primarily by a lower average of principal amount of debt in the third quarter of 2021; and

II.	a Ps.10.3 million decrease in other finance expense, net, resulting primarily from a lower loss in fair value of our derivative contracts in the third quarter of 2021.

Share of Income or Loss of Associates and Joint Ventures, Net

Share of income or loss of associates and joint ventures, net, changed by Ps.1,360.2 million, to a share of income of Ps.1,240.3 million in the third quarter of 2021, from a share of loss of Ps.119.9 million in the third quarter of 2020. This favorable change reflected mainly (i) a higher share of income of Univision Holdings II, Inc. (“UHI II”), the controlling company of Univision Holdings, Inc. (“UHI”) and Univision Communications Inc. (“Univision”); and (ii) a favorable change in share of income or loss of OCESA Entretenimiento, S.A. de C.V., a live entertainment company with operations primarily in Mexico, where we maintain a 40% stake.

Share of loss of associates and joint ventures, net, for the third quarter of 2021, includes primarily our share of income of UHI II.

Income Taxes

Income taxes decreased by Ps.2,007.8 million, to Ps.111.4 million in the third quarter of 2021 compared with Ps.2,119.2 million in the third quarter of 2020. This decrease reflected primarily a lower income tax base.

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Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.17.2 million, or 5.9%, to Ps.307.1 million in the third quarter of 2021, compared with Ps.289.9 million in the third quarter of 2020. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Cable segment, which was partially offset by a lower portion of net income attributable to non-controlling interests in our Sky segment.

Net income attributable to non-controlling interests for the third quarter of 2021, includes primarily net income attributable to non-controlling interests in our Cable and Sky segments.

Financial position, liquidity and capital resources

Capital Expenditures

During the third quarter of 2021, we invested approximately U.S.$362.6 million in property, plant and equipment as capital expenditures. The following table sets forth the breakdown by segment of capital expenditures for the third quarter of 2021 and 2020, in millions of U.S. dollars. Our plan to pass two million homes with fiber-to-the home (FTTH) is on track, explaining the capital expenditures increase in our Cable segment.

Capital Expenditures Millions of U.S. Dollars	3Q’21	3Q’20
Cable	274.0	172.6
Sky	63.3	64.9
Content and Other Businesses	25.3	13.8
Total	362.6	251.3

Transaction Agreement with UHI

On April 13, 2021, we and UHI announced a transaction agreement (the “Transaction Agreement”) in which our content and media assets will be combined with UHI II (the successor company of UHI), and we will continue to participate in UHI II, with an equity stake of approximately 45% following the closing of the transaction. We will retain ownership of our Cable, Sky and Other Businesses segments, as well as the main real estate associated with the production facilities, the broadcasting concessions and transmission infrastructure in Mexico.

In connection with this transaction, our Board of Directors, our Stockholders, and the Board of Directors of UHI have each approved the combination. The transaction is expected to close as early as in the fourth quarter of 2021, subject to customary closing conditions, including receipt of regulatory approvals primarily in the United States and Mexico.

On May 18, 2021, UHI concluded a reorganization pursuant to which, among other things, UHI II became a holding company owning 100% of the issued and outstanding capital stock of UHI. In connection with this reorganization, which was effectuated by UHI in connection with the transaction with us referred to above, we exchanged all of our shares of the capital stock of UHI for the same number and class of newly issued shares of UHI II. As a result, beginning on that date, we own an equity interest in the capital stock of UHI II, the controlling company of UHI and Univision, of approximately 36% on a fully-diluted basis.

We will continue to consolidate the results of our Content business until we cease to have control of this business segment. Also, we will continue to present our Content business as a reportable segment of continuing operations until the assets and liabilities to be combined become available for immediate disposal following certain reorganization activities contemplated by the Transaction Agreement, and all of the regulatory approvals have been obtained by the parties.

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Debt and Lease Liabilities

The following table sets forth our total debt and lease liabilities as of September 30, 2021 and December 31, 2020. Amounts are stated in millions of Mexican pesos.

	September 30, 2021	December 31, 2020	Increase (decrease)
Current portion of long-term debt	2,045.6	617.0	1,428.6
Long-term debt, net of current portion	123,389.1	121,936.0	1,453.1
Total debt [1]	125,434.7	122,553.0	2,881.7
Current portion of long-term lease liabilities	1,341.5	1,277.7	63.8
Long-term lease liabilities, net of current portion	7,867.0	8,014.6	(147.6)
Total lease liabilities	9,208.5	9,292.3	(83.8)
Total debt and lease liabilities	134,643.2	131,845.3	2,797.9
(1)	As of September 30, 2021 and December 31, 2020, total debt is presented net of finance costs in the amount of Ps.1,236.4 million and Ps.1,324.3 million, respectively.

As of September 30, 2021, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, temporary investments, and certain non-current investments in financial instruments) was Ps.108,781.9 million. The aggregate amount of non-current investments in financial instruments included in our consolidated net debt position as of September 30, 2021, amounted to Ps.4,146.8 million.

Shares Outstanding

As of September 30, 2021 and December 31, 2020, our shares outstanding amounted to  327,624.9 million and 325,992.5 million shares, respectively, and our CPO equivalents outstanding amounted to 2,800.2 million and 2,786.3 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of September 30, 2021 and December 31, 2020, the GDS (Global Depositary Shares) equivalents outstanding amounted to 560.0 million and 557.3 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Internal control

Disclosure of critical performance measures and indicators that management uses to evaluate entity’s performance against stated objectives

	3Q’21	Margin %	3Q’20	Margin %	Change %
Net sales	26,127.9	100.0	23,943.0	100.0	9.1
Net income	1,067.7	4.1	3,639.6	15.2	(70.7)
Net income attributable to stockholders of the Company	760.6	2.9	3,349.7	14.0	(77.3)
Segment net sales	28,044.9	100.0	25,821.7	100.0	8.6
Operating segment income (1)	10,969.0	39.1	10,531.4	40.8	4.2
(1)	The operating segment income margin is calculated as a percentage of segment net sales.

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Net Sales	3Q’21%		3Q’20%		Change %
Cable	12,066.6	43.0	11,407.9	44.2	5.8
Sky	5,459.4	19.5	5,597.9	21.7	(2.5)
Content	9,109.8	32.5	8,033.4	31.1	13.4
Other Businesses	1,409.1	5.0	782.5	3.0	80.1
Segment Net Sales	28,044.9	100.0	25,821.7	100.0	8.6
Intersegment Operations[1]	(1,917.0)		(1,878.7)
Net Sales	26,127.9		23,943.0		9.1

Operating Segment Income[2]	3Q’21	Margin %	3Q’20	Margin %	Change %
Cable	5,064.5	42.0	4,796.7	42.0	5.6
Sky	2,261.7	41.4	2,436.7	43.5	(7.2)
Content	3,389.6	37.2	3,294.7	41.0	2.9
Other Businesses	253.2	18.0	3.3	0.4	n/a
Operating Segment Income	10,969.0	39.1	10,531.4	40.8	4.2
Corporate Expenses	(480.7)	(1.7)	(374.9)	(1.5)	28.2
Depreciation and Amortization	(5,347.8)	(20.5)	(5,235.9)	(21.9)	2.1
Other (Expense) Income, net	(293.7)	(1.1)	666.0	2.8	n/a
Intersegment Operations	(15.6)	(0.1)	(17.5)	(0.1)	(10.9)
Operating Income	4,831.2	18.5	5,569.1	23.3	(13.2)
[1]	For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2]	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses and other (expense) income, net.

Sustainability

Televisa remains in the FTSE4Good Index Series for the fifth consecutive year. The Company is included in three FTSE4Good Index Series: FTSE4Good Emerging Markets, FTSE4Good Emerging Latin America, and FTSE4Good BIVA. The FTSE4Good Index Series is a market-leading tool for investors seeking to invest in companies that demonstrate good sustainability practices.

Additional Information Available on Website

The information in this management commentary should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2020, which are available on the “Reports and Filings” section of our investor relations website at televisair.com.

Disclaimer

This management commentary contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this management commentary should be read in conjunction with the factors described in “Item 3. Key Information – Forward Looking Statements” in the Company’s Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this management commentary and in oral statements made by authorized officers of the Company. Statements contained in this release relating to the COVID-19 outbreak, the impact of which on our business performance and financial results remains inherently uncertain, are forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
11 of 95

[110000] General information about financial statements

Ticker:	TLEVISA

Period covered by financial statements:	2021-01-01 TO 2021-09-30

Date of end of reporting period:	2021-09-30

Name of reporting entity or other means of identification:	TLEVISA

Description of presentation currency:	MXN

Level of rounding used in financial statements:	THOUSANDS OF MEXICAN PESOS

Consolidated:	YES

Number of quarter:	3

Type of issuer:	ICS

Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:

Description of nature of financial statements:

Disclosure of general information about financial statements

Corporate Information
Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Basis of Preparation and Accounting Policies
The interim condensed consolidated financial statements of the Group, as of September 30, 2021 and December 31, 2020, and for the nine months ended September 30, 2021 and 2020, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2020 and 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of September 30, 2021. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2021 did not have a significant impact in these interim un audited condensed consolidated financial statements.

12 of 95

Follow-up of analysis

The financial institutions that perform financial analysis on the securities of Grupo Televisa, S.A.B., are as follows:

Institution:

Actinver
Banorte-IXE
Barclays
BBVA Bancomer
Benchmark
BTG Pactual
BofA Securities
Bradesco
Credit Suisse
GBM
Goldman Sachs
Invex
Itaú Securities
Morgan Stanley
Morningstar
Nau Securities
New Street
Santander
Vector

13 of 95

[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2021-09-30	Close Previous Exercise 2020-12-31
Statement of financial position
Assets
Current assets
Cash and cash equivalents	21,704,782,000	29,058,093,000
Trade and other current receivables	29,495,541,000	25,312,941,000
Current tax assets, current	6,534,890,000	5,054,080,000
Other current financial assets	9,722,000	0
Current inventories	2,272,028,000	1,641,300,000
Current biological assets	0	0
Other current non-financial assets	[1] 8,929,673,000	7,994,661,000
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	68,946,636,000	69,061,075,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	503,375,000	0
Total current assets	69,450,011,000	69,061,075,000
Non-current assets
Trade and other non-current receivables	0	0
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	7,721,612,000	7,002,712,000
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	25,374,799,000	22,813,531,000
Property, plant and equipment	87,078,758,000	83,281,627,000
Investment property	0	0
Right-of-use assets that do not meet definition of investment property	7,122,599,000	7,212,165,000
Goodwill	14,113,626,000	14,113,626,000
Intangible assets other than goodwill	28,554,250,000	28,610,592,000
Deferred tax assets	31,410,260,000	27,999,693,000
Other non-current non-financial assets	[2] 14,775,665,000	11,151,311,000
Total non-current assets	216,151,569,000	202,185,257,000
Total assets	285,601,580,000	271,246,332,000
Equity and liabilities
Liabilities
Current liabilities
Trade and other current payables	44,338,508,000	35,846,673,000
Current tax liabilities, current	1,488,360,000	2,013,648,000
Other current financial liabilities	4,388,359,000	4,568,599,000
Current lease liabilities	1,341,455,000	1,277,754,000
Other current non-financial liabilities	0	0
Current provisions
Current provisions for employee benefits	0	0
Other current provisions	1,136,000	2,992,000
Total current provisions	1,136,000	2,992,000
Total current liabilities other than liabilities included in disposal groups classified as held for sale	51,557,818,000	43,709,666,000
Liabilities included in disposal groups classified as held for sale	0	0
Total current liabilities	51,557,818,000	43,709,666,000
Non-current liabilities
Trade and other non-current payables	2,893,242,000	2,588,580,000
Current tax liabilities, non-current	129,776,000	767,115,000

14 of 95

Concept	Close Current Quarter 2021-09-30	Close Previous Exercise 2020-12-31
Other non-current financial liabilities	123,545,104,000	123,395,251,000
Non-current lease liabilities	7,867,026,000	8,014,597,000
Other non-current non-financial liabilities	0	0
Non-current provisions
Non-current provisions for employee benefits	2,199,269,000	2,080,651,000
Other non-current provisions	996,708,000	965,128,000
Total non-current provisions	3,195,977,000	3,045,779,000
Deferred tax liabilities	3,006,027,000	1,786,311,000
Total non-current liabilities	140,637,152,000	139,597,633,000
Total liabilities	192,194,970,000	183,307,299,000
Equity
Issued capital	4,836,708,000	4,907,765,000
Share premium	15,889,819,000	15,889,819,000
Treasury shares	14,567,312,000	16,079,124,000
Retained earnings	84,831,042,000	84,280,397,000
Other reserves	(12,597,864,000)	(15,556,848,000)
Total equity attributable to owners of parent	78,392,393,000	73,442,009,000
Non-controlling interests	15,014,217,000	14,497,024,000
Total equity	93,406,610,000	87,939,033,000
Total equity and liabilities	285,601,580,000	271,246,332,000

15 of 95

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2021-01-01 - 2021-09-30	Accumulated Previous Year 2020-01-01 - 2020-09-30	Quarter Current Year 2021-07-01 - 2021-09-30	Quarter Previous Year 2020-07-01 - 2020-09-30
Profit or loss
Profit (loss)
Revenue	74,709,998,000	69,578,973,000	26,127,867,000	23,943,027,000
Cost of sales	43,788,045,000	41,550,840,000	15,358,168,000	13,871,001,000
Gross profit	30,921,953,000	28,028,133,000	10,769,699,000	10,072,026,000
Distribution costs	7,736,945,000	7,568,635,000	2,642,442,000	2,312,266,000
Administrative expenses	9,982,164,000	9,427,991,000	3,002,365,000	2,856,685,000
Other income	0	657,361,000	0	665,952,000
Other expense	845,511,000	0	293,662,000	0
Profit (loss) from operating activities	12,357,333,000	11,688,868,000	4,831,230,000	5,569,027,000
Finance income	573,090,000	2,887,674,000	186,032,000	3,353,064,000
Finance costs	10,140,380,000	11,374,545,000	5,078,375,000	3,043,447,000
Share of profit (loss) of associates and joint ventures accounted for using equity method	2,181,266,000	(5,330,861,000)	1,240,248,000	(119,824,000)
Profit (loss) before tax	4,971,309,000	(2,128,864,000)	1,179,135,000	5,758,820,000
Tax income (expense)	1,807,913,000	1,145,785,000	111,462,000	2,119,142,000
Profit (loss) from continuing operations	3,163,396,000	(3,274,649,000)	1,067,673,000	3,639,678,000
Profit (loss) from discontinued operations	0	0	0	0
Profit (loss)	3,163,396,000	(3,274,649,000)	1,067,673,000	3,639,678,000
Profit (loss), attributable to
Profit (loss), attributable to owners of parent	2,357,890,000	(4,562,651,000)	760,604,000	3,349,750,000
Profit (loss), attributable to non-controlling interests	805,506,000	1,288,002,000	307,069,000	289,928,000
Earnings per share
Earnings per share
Earnings per share
Basic earnings per share
Basic earnings (loss) per share from continuing operations	0.85	(1.61)	0.28	1.17
Basic earnings (loss) per share from discontinued operations	0	0	0	0
Total basic earnings (loss) per share	[3] 0.85	(1.61)	0.28	1.17
Diluted earnings per share
Diluted earnings (loss) per share from continuing operations	0.79	(1.51)	0.26	1.11
Diluted earnings (loss) per share from discontinued operations	0	0	0	0
Total diluted earnings (loss) per share	[4] 0.79	(1.51)	0.26	1.11

16 of 95

 [410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2021-01-01 - 2021-09-30	Accumulated Previous Year 2020-01-01 - 2020-09-30	Quarter Current Year 2021-07-01 - 2021-09-30	Quarter Previous Year 2020-07-01 - 2020-09-30
Statement of comprehensive income
Profit (loss)	3,163,396,000	(3,274,649,000)	1,067,673,000	3,639,678,000
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	1,301,755,000	(17,057,300,000)	1,257,233,000	(235,212,000)
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	0	0	0	0
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	1,301,755,000	(17,057,300,000)	1,257,233,000	(235,212,000)
Components of other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Gains (losses) on exchange differences on translation, net of tax	405,203,000	1,185,106,000	376,300,000	(199,259,000)
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	405,203,000	1,185,106,000	376,300,000	(199,259,000)
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0	0	0
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	0	0	0	0
Cash flow hedges
Gains (losses) on cash flow hedges, net of tax	1,136,997,000	(614,151,000)	304,153,000	(185,170,000)
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	1,136,997,000	(614,151,000)	304,153,000	(185,170,000)
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options

17 of 95

Concept	Accumulated Current Year 2021-01-01 - 2021-09-30	Accumulated Previous Year 2020-01-01 - 2020-09-30	Quarter Current Year 2021-07-01 - 2021-09-30	Quarter Previous Year 2020-07-01 - 2020-09-30
Gains (losses) on change in value of time value of options, net of tax	0	0	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0
Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Financial assets measured at fair value through other comprehensive income
Gains (losses) on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Reclassification adjustments on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Amounts removed from equity and adjusted against fair value of financial assets on reclassification out of fair value through other comprehensive income measurement category, net of tax	0	0	0	0
Other comprehensive income, net of tax, financial assets measured at fair value through other comprehensive income	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	139,156,000	(95,893,000)	46,509,000	156,000
Total other comprehensive income that will be reclassified to profit or loss, net of tax	1,681,356,000	475,062,000	726,962,000	(384,273,000)
Total other comprehensive income	2,983,111,000	(16,582,238,000)	1,984,195,000	(619,485,000)
Total comprehensive income	6,146,507,000	(19,856,887,000)	3,051,868,000	3,020,193,000
Comprehensive income attributable to
Comprehensive income, attributable to owners of parent	5,316,874,000	(21,269,144,000)	2,724,913,000	2,768,926,000
Comprehensive income, attributable to non-controlling interests	829,633,000	1,412,257,000	326,955,000	251,267,000

18 of 95

 [520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2021-01-01 - 2021-09-30	Accumulated Previous Year 2020-01-01 - 2020-09-30
Statement of cash flows
Cash flows from (used in) operating activities
Profit (loss)	3,163,396,000	(3,274,649,000)
Adjustments to reconcile profit (loss)
+ Discontinued operations	0	0
+ Adjustments for income tax expense	1,807,913,000	1,145,785,000
+ (-) Adjustments for finance costs	0	0
+ Adjustments for depreciation and amortisation expense	15,741,813,000	15,621,499,000
+ Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	18,400,000	27,202,000
+ Adjustments for provisions	1,213,020,000	1,070,663,000
+ (-) Adjustments for unrealised foreign exchange losses (gains)	1,895,620,000	4,939,928,000
+ Adjustments for share-based payments	800,402,000	580,718,000
+ (-) Adjustments for fair value losses (gains)	965,263,000	(1,936,686,000)
- Adjustments for undistributed profits of associates	0	0
+ (-) Adjustments for losses (gains) on disposal of non-current assets	(11,568,000)	(34,895,000)
+ Share of income of associates and joint ventures	(2,181,266,000)	5,330,861,000
+ (-) Adjustments for decrease (increase) in inventories	(4,575,108,000)	(2,001,382,000)
+ (-) Adjustments for decrease (increase) in trade accounts receivable	(4,034,252,000)	(4,370,465,000)
+ (-) Adjustments for decrease (increase) in other operating receivables	(1,867,495,000)	(2,084,620,000)
+ (-) Adjustments for increase (decrease) in trade accounts payable	1,143,376,000	5,813,252,000
+ (-) Adjustments for increase (decrease) in other operating payables	7,518,524,000	6,541,591,000
+ Other adjustments for non-cash items	0	0
+ Other adjustments for which cash effects are investing or financing cash flow	0	(933,506,000)
+ Straight-line rent adjustment	0	0
+ Amortization of lease fees	0	0
+ Setting property values	0	0
+ (-) Other adjustments to reconcile profit (loss)	260,263,000	294,395,000
+ (-) Total adjustments to reconcile profit (loss)	18,694,905,000	30,004,340,000
Net cash flows from (used in) operations	21,858,301,000	26,729,691,000
- Dividends paid	0	0
+ Dividends received	0	0
- Interest paid	(6,782,675,000)	(7,726,187,000)
+ Interest received	(44,818,000)	(62,092,000)
+ (-) Income taxes refund (paid)	7,456,848,000	7,639,482,000
+ (-) Other inflows (outflows) of cash	0	0
Net cash flows from (used in) operating activities	21,139,310,000	26,754,304,000
Cash flows from (used in) investing activities
+ Cash flows from losing control of subsidiaries or other businesses	10,000,000	0
- Cash flows used in obtaining control of subsidiaries or other businesses	0	0
+ Other cash receipts from sales of equity or debt instruments of other entities	0	0
- Other cash payments to acquire equity or debt instruments of other entities	0	0
+ Other cash receipts from sales of interests in joint ventures	0	0
- Other cash payments to acquire interests in joint ventures	0	0
+ Proceeds from sales of property, plant and equipment	1,092,079,000	866,397,000
- Purchase of property, plant and equipment	18,467,093,000	14,702,698,000
+ Proceeds from sales of intangible assets	0	0
- Purchase of intangible assets	1,498,200,000	914,700,000
+ Proceeds from sales of other long-term assets	0	0
- Purchase of other long-term assets	0	0

19 of 95

Concept	Accumulated Current Year 2021-01-01 - 2021-09-30	Accumulated Previous Year 2020-01-01 - 2020-09-30
+ Proceeds from government grants	0	0
- Cash advances and loans made to other parties	0	0
+ Cash receipts from repayment of advances and loans made to other parties	0	0
- Cash payments for futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Cash receipts from futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Dividends received	0	285,669,000
- Interest paid	0	0
+ Interest received	0	0
+ (-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	1,337,948,000	2,678,030,000
Net cash flows from (used in) investing activities	(17,525,266,000)	(11,787,302,000)
Cash flows from (used in) financing activities
+ Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
- Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	1,324,063,000
+ Proceeds from issuing shares	0	0
+ Proceeds from issuing other equity instruments	0	0
- Payments to acquire or redeem entity's shares	113,500,000	195,597,000
- Payments of other equity instruments	0	0
+ Proceeds from borrowings	0	14,770,695,000
- Repayments of borrowings	181,782,000	3,181,867,000
- Payments of finance lease liabilities	476,901,000	470,009,000
- Payments of lease liabilities	581,148,000	717,984,000
+ Proceeds from government grants	0	0
- Dividends paid	1,053,392,000	0
- Interest paid	6,035,000,000	6,867,123,000
+ (-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	(2,557,200,000)	221,855,000
Net cash flows from (used in) financing activities	(10,998,923,000)	2,235,907,000
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(7,384,879,000)	17,202,909,000
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	31,568,000	197,018,000
Net increase (decrease) in cash and cash equivalents	(7,353,311,000)	17,399,927,000
Cash and cash equivalents at beginning of period	29,058,093,000	27,452,265,000
Cash and cash equivalents at end of period	21,704,782,000	44,852,192,000

20 of 95

[610000] Statement of changes in equity - Accumulated Current

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,907,765,000	15,889,819,000	16,079,124,000	84,280,397,000	0	1,804,327,000	(1,340,854,000)	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	2,357,890,000	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	381,076,000	1,136,997,000	0	0
Total comprehensive income	0	0	0	2,357,890,000	0	381,076,000	1,136,997,000	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	1,053,392,000	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	(71,057,000)	0	(1,581,347,000)	(1,510,290,000)	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	69,535,000	756,437,000	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	(71,057,000)	0	(1,511,812,000)	550,645,000	0	381,076,000	1,136,997,000	0	0
Equity at end of period	4,836,708,000	15,889,819,000	14,567,312,000	84,831,042,000	0	2,185,403,000	(203,857,000)	0	0

21 of 95

	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Statement of changes in equity
Equity at beginning of period	0	0	(14,940,039,000)	0	0	(943,834,000)	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	1,301,755,000	0	0	0	0	0	0
Total comprehensive income	0	0	1,301,755,000	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	1,301,755,000	0	0	0	0	0	0
Equity at end of period	0	0	(13,638,284,000)	0	0	(943,834,000)	0	0	0

22 of 95

	Components of equity
Sheet 3 of 3	Reserve for catastrophe	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	0	(136,448,000)	(15,556,848,000)	73,442,009,000	14,497,024,000	87,939,033,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	2,357,890,000	805,506,000	3,163,396,000
Other comprehensive income	0	0	0	139,156,000	2,958,984,000	2,958,984,000	24,127,000	2,983,111,000
Total comprehensive income	0	0	0	139,156,000	2,958,984,000	5,316,874,000	829,633,000	6,146,507,000
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	1,053,392,000	328,774,000	1,382,166,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	16,334,000	16,334,000
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	686,902,000	0	686,902,000
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	139,156,000	2,958,984,000	4,950,384,000	517,193,000	5,467,577,000
Equity at end of period	0	0	0	2,708,000	(12,597,864,000)	78,392,393,000	15,014,217,000	93,406,610,000

23 of 95

[610000] Statement of changes in equity - Accumulated Previous

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,907,765,000	15,889,819,000	14,018,847,000	82,431,278,000	0	1,280,541,000	(381,753,000)	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	(4,562,651,000)	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	1,060,851,000	(614,151,000)	0	0
Total comprehensive income	0	0	0	(4,562,651,000)	0	1,060,851,000	(614,151,000)	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	165,750,000	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	(211,745,000)	273,376,000	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(211,745,000)	(4,123,525,000)	0	1,060,851,000	(614,151,000)	0	0
Equity at end of period	4,907,765,000	15,889,819,000	13,807,102,000	78,307,753,000	0	2,341,392,000	(995,904,000)	0	0

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	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Statement of changes in equity
Equity at beginning of period	0	0	1,202,689,000	0	0	(705,611,000)	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	(17,057,300,000)	0	0	0	0	0	0
Total comprehensive income	0	0	(17,057,300,000)	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(17,057,300,000)	0	0	0	0	0	0
Equity at end of period	0	0	(15,854,611,000)	0	0	(705,611,000)	0	0	0

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	Components of equity
Sheet 3 of 3	Reserve for catastrophe	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	0	(75,415,000)	1,320,451,000	90,530,466,000	14,873,767,000	105,404,233,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	(4,562,651,000)	1,288,002,000	(3,274,649,000)
Other comprehensive income	0	0	0	(95,893,000)	(16,706,493,000)	(16,706,493,000)	124,255,000	(16,582,238,000)
Total comprehensive income	0	0	0	(95,893,000)	(16,706,493,000)	(21,269,144,000)	1,412,257,000	(19,856,887,000)
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	1,134,808,000	1,134,808,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	165,750,000	0	165,750,000
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	(617,070,000)	(617,070,000)
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	485,121,000	0	485,121,000
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	(95,893,000)	(16,706,493,000)	(20,618,273,000)	(339,621,000)	(20,957,894,000)
Equity at end of period	0	0	0	(171,308,000)	(15,386,042,000)	69,912,193,000	14,534,146,000	84,446,339,000

26 of 95

[700000] Informative data about the Statement of financial position

Concept	Close Current Quarter 2021-09-30	Close Previous Exercise 2020-12-31
Informative data of the Statement of Financial Position
Capital stock (nominal)	2,423,549,000	2,459,154,000
Restatement of capital stock	2,413,159,000	2,448,611,000
Plan assets for pensions and seniority premiums	1,297,507,000	1,240,864,000
Number of executives	69	72
Number of employees	47,037	43,215
Number of workers	0	0
Outstanding shares	327,624,918,465	325,992,461,925
Repurchased shares	24,509,117,373	31,314,809,877
Restricted cash	0	0
Guaranteed debt of associated companies	0	0

27 of 95

[700002] Informative data about the Income statement

Concept	Accumulated Current Year 2021-01-01 - 2021-09-30	Accumulated Previous Year 2020-01-01 - 2020-09-30	Quarter Current Year 2021-07-01 - 2021-09-30	Quarter Previous Year 2020-07-01 - 2020-09-30
Informative data of the Income Statement
Operating depreciation and amortization	15,741,813,000	15,621,499,000	5,347,856,000	5,235,918,000

28 of 95

[700003] Informative data - Income statement for 12 months

Concept	Current Year 2020-10-01 - 2021-09-30	Previous Year 2019-10-01 - 2020-09-30
Informative data - Income Statement for 12 months
Revenue	102,492,659,000	97,847,173,000
Profit (loss) from operating activities	18,193,833,000	16,517,784,000
Profit (loss)	6,740,869,000	(448,005,000)
Profit (loss), attributable to owners of parent	5,670,199,000	(2,152,549,000)
Operating depreciation and amortization	21,381,101,000	21,013,871,000

29 of 95

[800001] Breakdown of credits

Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Banks
Foreign trade
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
BANORTE1	NO	2015-05-15	2022-04-30	TIIE+1.0	60,577,000	610,036,000
HSBC 2	NO	2016-03-08	2023-03-08	7.13		250,000,000	625,000,000
SCOTIABANK INVERLAT 3	NO	2016-03-08	2023-03-08	7	375,000,000	750,000,000	750,000,000
BANCO SANTANDER 4	NO	2017-11-23	2022-11-22	TIIE+1.25			1,497,900,000
HSBC 5	NO	2017-11-23	2022-10-21	TIIE+1.30			1,997,356,000
SCOTIABANK INVERLAT 6	NO	2017-12-07	2023-02-03	TIIE+1.30			2,495,887,000
SYNDICATE 7	NO	2019-06-05	2024-06-28	TIIE+1.05				9,941,382,000
TOTAL					435,577,000	1,610,036,000	7,366,143,000	9,941,382,000	0	0	0	0	0	0	0	0
Other banks
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total banks
TOTAL					435,577,000	1,610,036,000	7,366,143,000	9,941,382,000	0	0	0	0	0	0	0	0
Stock market
Listed on stock exchange - unsecured
SENIOR NOTES 1	YES	2007-05-09	2037-05-11	8.93						4,488,641,000
SENIOR NOTES 2	YES	2013-05-14	2043-05-14	7.62						6,448,685,000
NOTES 3	NO	2017-10-09	2027-09-27	8.79						4,485,648,000
SENIOR NOTES 4	YES	2005-03-18	2025-03-18	6.97											12,236,717,000
SENIOR NOTES 5	YES	2002-03-11	2032-03-11	8.94												6,166,855,000
SENIOR NOTES 6	YES	2009-11-23	2040-01-16	6.97												12,255,093,000
SENIOR NOTES 7	YES	2014-05-13	2045-05-15	5.26												20,217,718,000
SENIOR NOTES 8	YES	2015-11-24	2026-01-30	4.86												6,164,701,000
SENIOR NOTES 9	YES	2015-11-24	2046-01-31	6.44												18,440,506,000
SENIOR NOTES 10	YES	2019-05-21	2049-05-24	5.52												15,177,055,000
TOTAL					0	0	0	0	0	15,422,974,000	0	0	0	0	12,236,717,000	[5] 78,421,928,000
Listed on stock exchange - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL					0	0	0	0	0	15,422,974,000	0	0	0	0	12,236,717,000	78,421,928,000
Other current and non-current liabilities with cost
Other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0

30 of 95

Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Suppliers
Suppliers
SUPPLIERS 1	NO	2021-09-30	2022-09-30			14,924,389,000						4,877,686,000
TRANSMISSION RIGHTS 2	NO	2020-05-07	2029-12-29			750,432,000	126,108,000	567,524,000	274,972,000	308,144,000	0	2,485,950,000	216,913,000	730,720,000	411,085,000	257,776,000
TOTAL					0	15,674,821,000	126,108,000	567,524,000	274,972,000	308,144,000	0	7,363,636,000	216,913,000	730,720,000	411,085,000	257,776,000
Total suppliers
TOTAL					0	15,674,821,000	126,108,000	567,524,000	274,972,000	308,144,000	0	7,363,636,000	216,913,000	730,720,000	411,085,000	257,776,000
Other current and non-current liabilities
Other current and non-current liabilities
DERIVATIVE FINANCIAL INSTRUMENTS 1						432,818,000	114,336,000	41,624,000
TOTAL					0	432,818,000	114,336,000	41,624,000	0	0	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL					0	432,818,000	114,336,000	41,624,000	0	0	0	0	0	0	0	0
Total credits
TOTAL					435,577,000	17,717,675,000	7,606,587,000	10,550,530,000	274,972,000	15,731,118,000	0	7,363,636,000	216,913,000	730,720,000	12,647,802,000	78,679,704,000

31 of 95

[800003] Annex - Monetary foreign currency position

	Currencies
	Dollars	Dollar equivalent in pesos	Other currencies equivalent in dollars	Other currencies equivalent in pesos	Total pesos
Foreign currency position
Monetary assets
Current monetary assets	826,495,000	17,040,674,000	15,705,000	323,806,000	17,364,480,000
Non-current monetary assets	0	0	0	0	0
Total monetary assets	826,495,000	17,040,674,000	15,705,000	323,806,000	17,364,480,000
Liabilities position
Current liabilities	484,090,000	9,980,968,000	1,097,000	22,618,000	10,003,586,000
Non-current liabilities	4,720,086,000	97,318,733,000	0	0	97,318,733,000
Total liabilities	5,204,176,000	107,299,701,000	1,097,000	22,618,000	107,322,319,000
Net monetary assets (liabilities)	(4,377,681,000)	(90,259,027,000)	14,608,000	301,188,000	[6] (89,957,839,000)

32 of 95

[800005] Annex - Distribution of income by product

	Income type
	National income	Export income	Income of subsidiaries abroad	Total income
CONTENT:
CONTENT:	0	0	0	0
TELEVISA
CONTENT - ADVERTISING	11,880,273,000	178,598,000	0	12,058,871,000
CONTENT - NETWORK SUBSCRIPTION REVENUE	3,345,948,000	652,340,000	0	3,998,288,000
CONTENT - LICENSING AND SYNDICATION	1,325,855,000	6,999,632,000	0	8,325,487,000
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT):
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
SKY, VETV, BLUE TO GO, BLUE TELECOMM
SKY - DTH BROADCAST SATELLITE TV	14,520,667,000	0	1,167,568,000	15,688,235,000
SKY - PAY PER VIEW	33,518,000	0	6,502,000	40,020,000
SKY - ADVERTISING	926,013,000	0	0	926,013,000
CABLE (INCLUDES LEASING OF SET-TOP EQUIPMENT):
CABLE (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
IZZI, IZZI GO
CABLE - DIGITAL TV SERVICE	11,946,221,000	0	0	11,946,221,000
CABLE - BROADBAND SERVICES	13,920,622,000	0	0	13,920,622,000
CABLE - SERVICE INSTALLATION	377,542,000	0	0	377,542,000
CABLE - ADVERTISING	1,331,122,000	0	0	1,331,122,000
CABLE - TELEPHONY	3,702,840,000	0	0	3,702,840,000
CABLE - OTHER INCOME	82,920,000	0	0	82,920,000
BESTEL, METRORED
CABLE - ENTERPRISE OPERATIONS	4,180,418,000	0	182,999,000	4,363,417,000
OTHER BUSINESSES:
OTHER BUSINESSES:	0	0	0	0
TV Y NOVELAS, VANIDADES, TU, COSMOPOLITAN, COCINA FÁCIL,CARAS, HARPER´S BAZAR, NATIONAL GEOGRAPHIC, ESQUIRE,MUY INTERESANTE
PUBLISHING - MAGAZINE CIRCULATION	253,880,000	0	0	253,880,000
PUBLISHING - ADVERTISING	92,440,000	0	0	92,440,000
PUBLISHING - OTHER INCOME	3,912,000	0	0	3,912,000
VIDEOCINE, PANTELION
DISTRIBUTION, RENTALS AND SALE OF MOVIE RIGHTS	596,298,000	0	64,330,000	660,628,000
CLUB DE FÚTBOL AMÉRICA, ESTADIO AZTECA
SPECIAL EVENTS AND SHOW PROMOTION	1,163,589,000	47,463,000	0	1,211,052,000
PLAY CITY
GAMING	1,129,924,000	0	0	1,129,924,000
AMERICAN CARS, VOLKSWAGEN COLLECTION, CASA DE MUÑECAS, GUÍA DE BIENESTAR, SELECCIONES, DC COMICS, MARVEL BÁSICOS
PUBLISHING DISTRIBUTION	229,069,000	0	0	229,069,000
INTERSEGMENT ELIMINATIONS
INTERSEGMENT ELIMINATIONS	(5,632,505,000)	0	0	(5,632,505,000)
TOTAL	65,410,566,000	7,878,033,000	1,421,399,000	74,709,998,000

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[800007] Annex - Financial derivative instruments

Management discussion about the policy uses of financial derivative instruments, explaining if these policies are allowed just for coverage or for other uses like trading

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS”

III. QUALITATIVE AND QUANTITATIVE INFORMATION
i. Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.
In accordance with the policies and procedures implemented by the Vice President of Finance and Risk and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the third quarter of 2021, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), certain financial derivative transactions originally intended to serve as a hedge and in effect as of September 30, 2021, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.
General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.
The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

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The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.
Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.
Financial derivative transactions are reported from time to time to the Audit Committee.
The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and in some instances, using the form agreement ISDAmex. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.
In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.
As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.
In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:
1.	Cross-currency interest rate swaps (i.e., coupon swaps);
2.	Interest rate and inflation-indexed swaps;
3.	Cross-currency principal and interest rate swaps;
4.	Swaptions;
5.	Forward exchange rate contracts;
6.	FX options;
7.	Interest Rate Caps and Floors contracts;
8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and
9.	Credit Default Swaps.
The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.
During the quarter from July to September 2021, there were no defaults or margin calls under the aforementioned financial derivative transactions.
The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.

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The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.
The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.
As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.
Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

General description about valuation techniques, standing out the instruments valuated at cost or fair value, just like methods and valuation techniques

ii. General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.
In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.
The Company performs its valuations without the participation of any independent third party.
The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.
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Management discussion about internal and external sources of liquidity that could be used for attending requirements related to financial derivative instruments

iii. Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.
As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

Changes and management explanation in principal risk exposures identified, as contingencies and events known by the administration that could affect future reports

iv. Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.
Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.
Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.
Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.
As of the date hereof, no circumstance or event of a financial derivative transaction, resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.
Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.
1.
During the relevant quarter, forwards through which the Company hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $158,810,000.00 (One hundred fifty eight million eight hundred ten  thousand U.S. Dollars 00/100), expired. As a result of this hedge, a loss of MXN $459,168,840.63 (Four hundred fifty nine million one hundred sixty eight thousand eight hundred forty Mexican pesos 63/100) was incurred in the quarter.

2.
During the relevant quarter, forwards through which Televisión Internacional, S.A. de C.V. hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $18,935,000.00 (Eighteen million nine hundred thirty five thousand U.S. Dollars 00/100), expired. As a result of this hedge, a loss of MXN $49,723,588.00 (Forty nine million seven hundred twenty three thousand five hundred eighty eight Mexican pesos 00/100) was incurred in the quarter.

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3.
During the relevant quarter, forwards through which Empresas Cablevisión, S.A.B. de C.V. hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $20,755,000.00 (Twenty million seven hundred fifty five thousand U.S. Dollars 00/100), expired. As a result of this hedge, a loss of MXN $51,271,101.50 (Fifty one million two hundred seventy one thousand one hundred one Mexican pesos 50/100) was incurred in the quarter.

4.
During the relevant quarter, forwards through which Corporación Novavisión S. de R.L. de C.V. hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $30,000,000.00 (Thirty million U.S. Dollars 00/100), expired. As a result of this hedge, a loss of MXN $90,146,250.00 (Ninety million one hundred forty six thousand two hundred fifty Mexican pesos 00/100) was incurred in the quarter.

During the relevant quarter there were no defaults or margin calls under financial derivative transactions.

Quantitative information for disclosure

v. Quantitative Information. Attached hereto as “Table 1” is a summary of the financial derivative instruments purchased by Grupo Televisa, S.A.B, Empresas Cablevisión S.A.B. de C.V., Televisión Internacional, S.A. de C.V., and Corporación Novavisión S. de R.L. de C.V. whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.
IV. SENSITIVITY ANALYSIS
Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.
In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1
GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
September 30, 2021
(In thousands of Mexican pesos and/or U.S. dollars, as indicated)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value		Maturing per Year	Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter (5)	Previous Quarter (6)	Current Quarter Dr (Cr) (5)	Previous Quarter Dr (Cr) (6)
Interest Rate Swap (1)	Hedging	Ps.2,000,000	TIIE 28 days / 7.3275%	TIIE 28 days / 7.3275%	(30,647)	(39,140)	Monthly interest 2021-2022	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.1,500,000	TIIE 28 days / 7.3500%	TIIE 28 days / 7.3500%	(24,175)	(30,565)	Monthly interest 2021-2022	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.2,500,000	TIIE 28 days / 7.7485%	TIIE 28 days / 7.7485%	(59,514)	(73,319)	Monthly interest 2021-2023	Does not exist (7)

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Interest Rate Swap (1)	Hedging	Ps.10,000,000	TIIE 28 days / 6.7620%	TIIE 28 days / 6.7620%	(41,624)	(118,621)	Monthly interest 2021-2024	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.9,385,347	TIIE 28 days / 6.0246%	TIIE 28 days / 6.0246%	(36,852)	(54,511)	Monthly interest 2021-2022	Does not exist (7)
Forward (1)	Hedging	U.S.$67,125/ Ps.1,419,243	U.S.$67,125/ Ps.1,419,243	U.S.$154,125/ Ps.3,418,645	(13,908)	(314,874)	Semi-annual interest 2021-2022	Does not exist (7)
Forward (1)	Hedging	U.S.$44,687/ Ps.1,004,151	U.S.$44,687/ Ps.1,004,151	U.S.$44,687 / Ps.1,004,151	(76,842)	(100,808)	Semi-annual interest 2021-2021	Does not exist (7)
Forward (1)	Hedging	U.S.$114,430/ Ps.2,511,224	U.S.$114,430/ Ps.2,511,224	U.S.$171,240 / Ps.3,801,428	(124,277)	(342,158)	2021-2022	Does not exist (7)
Forward (1)	Hedging	-	-	U.S.$15,000 / Ps.345,090	-	(44,519)	2021	Does not exist (7)
Interest Rate Swap (2)	Hedging	Ps.96,300	TIIE 28 days / 5.585%	TIIE 28 days / 5.585%	(62)	(275)	Monthly Interest 2021-2022	Does not exist (7)
Interest Rate Swap (2)	Hedging	Ps.574,726	TIIE 28 days / 7.2663%	TIIE 28 days / 7.2663%	(5,493)	(10,169)	Monthly Interest 2021-2022	Does not exist (7)
Forward (2)	Hedging	U.S.$31,535/ Ps.695,050	U.S.$31,535/ Ps.695,050	U.S.$50,470 / Ps.1,127,148	(37,784)	(107,971)	2021-2022	Does not exist (7)
Forward (3)	Hedging	U.S.$34,575/ Ps.759,383	U.S.$34,575/ Ps.759,383	U.S.$55,330/ Ps.1,229,779	(37,243)	(112,806)	2021-2022	Does not exist (7)
Forward (4)	Hedging	U.S.$15,000/ Ps.324,000	U.S.$15,000/ Ps.324,000	U.S.$45,000 / Ps.1,012,590	(8,425)	(108,155)	2021-2022	Does not exist (7)
Forward (4)	Hedging	U.S.$45,000 / Ps.1,026,352	U.S.$45,000 / Ps.1,026,352	U.S.$45,000 / Ps.1,026,352	(91,932)	(116,411)	2021	Does not exist (7)
				Total	(588,778)	(1,574,302)

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Televisión Internacional, S.A. de C.V.
(3)	Acquired by Empresas Cablevisión, S.A.B. de C.V.
(4)	Acquired by Corporación Novavisión S. de R.L. de C.V.
(5)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as of September 30, 2021, is as follows:

Other financial liabilities	Ps.	(432,818)
Other non-current financial liabilities		(155,960)
	Ps.	(588,778)

(6)	Information as of June 30, 2021.
(7)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

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[800100] Notes - Subclassifications of assets, liabilities and equities

Concept	Close Current Quarter 2021-09-30	Close Previous Exercise 2020-12-31
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	56,106,000	1,081,511,000
Balances with banks	14,011,352,000	4,013,099,000
Total cash	14,067,458,000	5,094,610,000
Cash equivalents
Short-term deposits, classified as cash equivalents	7,637,324,000	23,963,483,000
Short-term investments, classified as cash equivalents	0	0
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	7,637,324,000	23,963,483,000
Other cash and cash equivalents	0	0
Total cash and cash equivalents	21,704,782,000	29,058,093,000
Trade and other current receivables
Current trade receivables	15,414,332,000	12,343,797,000
Current receivables due from related parties	683,999,000	786,952,000
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	3,400,168,000	3,175,011,000
Total current prepayments	3,400,168,000	3,175,011,000
Current receivables from taxes other than income tax	8,444,783,000	6,829,294,000
Current value added tax receivables	8,417,395,000	6,783,231,000
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	1,552,259,000	2,177,887,000
Total trade and other current receivables	29,495,541,000	25,312,941,000
Classes of current inventories
Current raw materials and current production supplies
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished goods	0	0
Current spare parts	0	0
Property intended for sale in ordinary course of business	0	0
Other current inventories	2,272,028,000	1,641,300,000
Total current inventories	2,272,028,000	1,641,300,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	503,375,000	0
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	503,375,000	0
Trade and other non-current receivables
Non-current trade receivables	0	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0

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Concept	Close Current Quarter 2021-09-30	Close Previous Exercise 2020-12-31
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	0	0
Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint ventures	766,036,000	719,195,000
Investments in associates	24,608,763,000	22,094,336,000
Total investments in subsidiaries, joint ventures and associates	25,374,799,000	22,813,531,000
Property, plant and equipment
Land and buildings
Land	4,876,161,000	4,886,600,000
Buildings	4,575,015,000	4,692,553,000
Total land and buildings	9,451,176,000	9,579,153,000
Machinery	56,564,103,000	56,068,343,000
Vehicles
Ships	0	0
Aircraft	511,451,000	515,630,000
Motor vehicles	714,091,000	575,336,000
Total vehicles	1,225,542,000	1,090,966,000
Fixtures and fittings	522,646,000	545,329,000
Office equipment	2,139,096,000	2,092,070,000
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Construction in progress	16,277,235,000	12,873,670,000
Construction prepayments	0	0
Other property, plant and equipment	898,960,000	1,032,096,000
Total property, plant and equipment	87,078,758,000	83,281,627,000
Investment property
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	236,928,000	291,024,000
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Computer software	4,938,468,000	4,692,574,000
Licences and franchises	0	0
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	0	0
Other intangible assets	23,378,854,000	23,626,994,000
Total intangible assets other than goodwill	28,554,250,000	28,610,592,000
Goodwill	14,113,626,000	14,113,626,000
Total intangible assets and goodwill	42,667,876,000	42,724,218,000
Trade and other current payables
Current trade payables	23,038,457,000	21,943,227,000
Current payables to related parties	67,766,000	83,007,000
Accruals and deferred income classified as current
Deferred income classified as current	12,723,223,000	5,935,858,000

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Concept	Close Current Quarter 2021-09-30	Close Previous Exercise 2020-12-31
Rent deferred income classified as current	0	0
Accruals classified as current	4,397,343,000	3,421,245,000
Short-term employee benefits accruals	1,450,818,000	1,262,627,000
Total accruals and deferred income classified as current	17,120,566,000	9,357,103,000
Current payables on social security and taxes other than income tax	3,613,585,000	3,955,859,000
Current value added tax payables	2,954,202,000	2,984,239,000
Current retention payables	498,134,000	507,477,000
Other current payables	0	0
Total trade and other current payables	44,338,508,000	35,846,673,000
Other current financial liabilities
Bank loans current	2,045,613,000	616,991,000
Stock market loans current	0	0
Other current liabilities at cost	0	0
Other current liabilities at no cost	432,818,000	2,016,952,000
Other current financial liabilities	1,909,928,000	1,934,656,000
Total Other current financial liabilities	4,388,359,000	4,568,599,000
Trade and other non-current payables
Non-current trade payables	2,893,242,000	2,588,580,000
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	2,893,242,000	2,588,580,000
Other non-current financial liabilities
Bank loans non-current	17,307,525,000	18,896,766,000
Stock market loans non-current	106,081,619,000	103,039,214,000
Other non-current liabilities at cost	0	0
Other non-current liabilities at no cost	155,960,000	1,459,271,000
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	123,545,104,000	123,395,251,000
Other provisions
Other non-current provisions	996,708,000	965,128,000
Other current provisions	1,136,000	2,992,000
Total other provisions	997,844,000	968,120,000
Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	2,185,403,000	1,804,327,000
Reserve of cash flow hedges	(203,857,000)	(1,340,854,000)
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	(13,638,284,000)	(14,940,039,000)
Reserve of gains and losses on remeasuring available-for-sale financial assets	0	0
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	(943,834,000)	(943,834,000)
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Concept	Close Current Quarter 2021-09-30	Close Previous Exercise 2020-12-31
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	0	0
Merger reserve	0	0
Statutory reserve	0	0
Other comprehensive income	2,708,000	(136,448,000)
Total other reserves	(12,597,864,000)	(15,556,848,000)
Net assets (liabilities)
Assets	285,601,580,000	271,246,332,000
Liabilities	192,194,970,000	183,307,299,000
Net assets (liabilities)	93,406,610,000	87,939,033,000
Net current assets (liabilities)
Current assets	69,450,011,000	69,061,075,000
Current liabilities	51,557,818,000	43,709,666,000
Net current assets (liabilities)	17,892,193,000	25,351,409,000

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[800200] Notes - Analysis of income and expense

Concept	Accumulated Current Year 2021-01-01 - 2021-09-30	Accumulated Previous Year 2020-01-01 - 2020-09-30	Quarter Current Year 2021-07-01 - 2021-09-30	Quarter Previous Year 2020-07-01 - 2020-09-30
Analysis of income and expense
Revenue
Revenue from rendering of services	55,086,830,000	50,734,138,000	19,536,472,000	17,563,088,000
Revenue from sale of goods	618,747,000	614,169,000	211,089,000	223,144,000
Interest income	0	0	0	0
Royalty income	7,542,540,000	7,177,159,000	2,656,990,000	2,438,038,000
Dividend income	0	0	0	0
Rental income	11,461,881,000	11,053,507,000	3,723,316,000	3,718,757,000
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	74,709,998,000	69,578,973,000	26,127,867,000	23,943,027,000
Finance income
Interest income	573,090,000	950,988,000	186,032,000	275,278,000
Net gain on foreign exchange	0	0	0	3,077,786,000
Gains on change in fair value of derivatives	0	1,936,686,000	0	0
Gain on change in fair value of financial instruments	0	0	0	0
Other finance income	0	0	0	0
Total finance income	573,090,000	2,887,674,000	186,032,000	3,353,064,000
Finance costs
Interest expense	6,782,675,000	8,202,140,000	2,274,104,000	2,788,835,000
Net loss on foreign exchange	2,392,442,000	3,172,405,000	2,560,032,000	0
Losses on change in fair value of derivatives	965,263,000	0	244,239,000	254,612,000
Loss on change in fair value of financial instruments	0	0	0	0
Other finance cost	0	0	0	0
Total finance costs	10,140,380,000	11,374,545,000	5,078,375,000	3,043,447,000
Tax income (expense)
Current tax	5,045,310,000	4,608,327,000	1,025,937,000	1,170,682,000
Deferred tax	(3,237,397,000)	(3,462,542,000)	(914,475,000)	948,460,000
Total tax income (expense)	1,807,913,000	1,145,785,000	111,462,000	2,119,142,000

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[800500] Notes - List of notes

Disclosure of notes and other explanatory information

See Note 1 and 2 of the Disclosure of interim financial reporting

Disclosure of general information about financial statements

Corporate Information
Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Basis of Preparation and Accounting Policies
The interim condensed consolidated financial statements of the Group, as of September 30, 2021 and December 31, 2020, and for the nine months ended September 30, 2021 and 2020, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2020 and 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of September 30, 2021. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2021 did not have a significant impact in these interim un audited condensed consolidated financial statements.

Disclosure of significant accounting policies

Accounting Policies
The principal accounting policies followed by the Group and used in the preparation of its annual consolidated financial statements as of December 31, 2020, and where applicable, of its interim condensed consolidated financial statements, are summarized below. These accounting policies should be read in conjunction with the audited consolidated financial statements of the Group for the years ended December 31, 2020, and 2019, once they have been submitted to the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” and the U.S. Securities and Exchange Commission, respectively).

(a) Basis of Presentation
The consolidated financial statements of the Group as of December 31, 2020, and 2019, and for the years ended December 31, 2020, 2019 and 2018, are presented in accordance with International Financial Reporting Standards (“IFRS Standards”), as issued by the International Accounting Standards Board (“IASB”). IFRS Standards comprise: (i) IFRS Standards; (ii) International Accounting Standards (“IAS Standards”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

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The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of derivative financial instruments, financial assets, investments in equity financial instruments, plan assets of post-employment benefits and share-based payments, as described in the notes to the financial statements below.

The preparation of consolidated financial statements in conformity with IFRS Standards, requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

These consolidated financial statements were authorized for issuance on March 31, 2021, by the Group’s Corporate Vice President of Finance.

(b) Consolidation
The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.

Subsidiaries
Subsidiaries are all entities over which the Company has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.

Changes in Ownership Interests in Subsidiaries without Change of Control
Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Loss of Control of a Subsidiary
When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss.

At December 31, 2020 and 2019, the main direct and indirect subsidiaries of the Company were as follows:

Subsidiaries	Company’s Ownership Interest (1)	Business Segment (2)
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (4)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (5)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (6)	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (7)	100%	Cable

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Subsidiaries	Company’s Ownership Interest (1)	Business Segment (2)
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (8)	100%	Cable
FTTH de México, S.A. de C.V. (9)	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (10)	100%	Cable and Sky
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (11)	58.7%	Sky
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries	100%	Content and Other Businesses
Televisa, S.A. de C.V. (“Televisa”) (12)	100%	Content
Televisión Independiente de México, S.A. de C.V. (“TIM”) (12)	100%	Content
G.Televisa-D, S.A. de C.V. (12)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (13)	100%	Content
Ulvik, S.A. de C.V. (14)	100%	Content and Other Businesses
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (15)	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) and subsidiaries (16)	—	Disposed operations

(1)	Percentage of equity interest directly or indirectly held by the Company.

(2)	See Note 26 for a description of each of the Group’s business segments.

(3)	Empresas Cablevisión, S.A.B. de C.V., is a direct majority-owned subsidiary of CVQ.

(4)	Some Cablemás subsidiaries are directly owned by CVQ and some other Cablemás subsidiaries are indirectly owned by CVQ.

(5)	Televisión Internacional, S.A. de C.V., is a direct subsidiary of CVQ.

(6)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.

(7)	Arretis, S.A.P.I. de C.V., is a direct subsidiary of CVQ.

(8)	The Telecable subsidiaries are directly owned by CVQ.

(9)	FTTH de México, S. A. de C.V., is an indirect subsidiary of CVQ.

(10)	CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova.

(11)
Innova is an indirect majority-owned subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova.

(12)	Televisa, TIM and G.Televisa-D, S.A. de C.V., are direct subsidiaries of Grupo Telesistema.

(13)
Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are indirect wholly-owned subsidiaries of Grupo Telesistema, through which the Company owns shares of the capital stock of UHI and maintained through December 29, 2020, an investment in warrants that were exercised for shares of common stock of UHI on that date. As of December 31, 2020, and 2019, Multimedia Telecom and Tieren have investments representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock and/or share warrants issued by UHI (see Notes 9, 10 and 20).

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(14)	Direct subsidiary through which we conduct certain operations of our Content segment and certain operations of our Other Businesses segments.

(15)	Villacezán is an indirect subsidiary of Grupo Telesistema.

(16)
In July 2020, the Company concluded the sale of its 50% equity interest in Radiópolis. Through June 2020, Radiópolis was a direct subsidiary of the Company through which the Group conducted the operations of its former Radio business. The Company controlled Radiópolis as it had the right to appoint the majority of the members of the Board of Directors of Radiópolis. The Radio business was part the of the Group’s Other Businesses segment through the third quarter of 2019. Beginning in the fourth quarter of 2019, the assets and related liabilities of the Radio Business, as well as its operating results, were classified as held for sale in the Group’s consolidated financial statements through June 30, 2020 (see Notes 3 and 26).

The Group’s Cable, Sky and Content segments, require governmental concessions and special authorizations for the provision of broadcasting and telecommunications services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).

Renewal of concessions for the Content segment (Broadcasting) require, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.

Renewal of concessions for the Sky and Cable segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.

The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

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At December 31, 2020, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Cable	Various from 2022 to 2048
Sky	Various from 2021 to 2030
Content (broadcasting concessions) (1)	In 2021 and the relevant renewals start in 2022 ending in 2042

Other Businesses:
Gaming	In 2030

(1)
In November 2018, the IFT approved the renewal of the Group’s broadcasting concessions for all of its television stations in Mexico, for a term of 20 years after the existing expiration date in 2021. In November 2018, the Group paid for such renewal an aggregate amount of Ps.5,754,543 in cash, which included a payment of Ps.1,194 for administrative expenses and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount will be amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Note 13).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

(c) Investments in Associates and Joint Ventures
Associates are those entities over which the Group has significant influence but not control or joint control, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with other stockholder or more stockholders without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition.

The Group’s investments in associates include an equity interest in UHI represented by approximately 35.9% and 10% of the outstanding total shares of UHI as of December 31, 2020 and 2019, respectively (see Notes 9 and 10).

If the Group’s share of losses of an associate or a joint venture equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

(d) Segment Reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s Co-Chief Executive Officers (“chief operating decision makers”) who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.

(e) Foreign Currency Translation
Functional and Presentation Currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and reporting currency of the Group’s consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations.

Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.

Translation of Foreign Operations
The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); (c) stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated and (d) all resulting translation differences are recognized in other comprehensive income or loss.

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Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.

Assets and liabilities in foreign currencies of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are initially converted to Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of common stock of UHI (hedged item), which amounted to U.S.$1,074.0 million (Ps.21,424,180) and U.S.$433.7 million (Ps.8,189,662) as of December 31, 2020 and 2019, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) was designated as a fair value hedge of foreign exchange exposure related to its investment in warrants that were exercisable for common stock of UHI (hedged item) through December 29, 2020, the date on which the Group exercised all of these warrants for common stock of UHI, which amounted to Ps.17,387,699 (U.S.$871.6 million) as of December 29, 2020 and Ps.33,775,451 (U.S.$1,788.6 million) as of December 31, 2019. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt was credited or charged directly to other comprehensive income or loss through December 29, 2020, along with the recognition in the same line item of any foreign currency gain or loss of this investment in warrants designated as a hedged item through that date (see Notes 9, 14 and 18).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund  (hedged item), which amounted to Ps.1,135,803 (U.S.$56.9 million) and Ps.4,688,202 (U.S.$248.3 million), as of December 31, 2020 and 2019, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund designated as a hedged item (see Notes 9, 14 and 18).

Beginning on January 1, 2018, the Group adopted the hedge accounting requirements of IFRS 9 Financial Instruments (“IFRS 9”) for all of its hedging relationships. This IFRS Standard became effective on that date.

(f) Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

As of December 31, 2020 and 2019, cash equivalents primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 0.38% for U.S. dollar deposits and 5.40% for Mexican peso deposits in 2020, and approximately 2.20% for U.S. dollar deposits and 8.09% for Mexican peso deposits in 2019.

(g) Transmission Rights and Programming
Programming is comprised of programs, literary works, production talent advances and films.

Transmission rights and literary works are valued at the lesser of acquisition cost and net realizable value. Programs and films are valued at the lesser of production cost, which consists of direct production costs and production overhead, and net realizable value. Payments for production talent advances are initially capitalized and subsequently included as direct or indirect costs of program production. Transmission rights are recognized from the point of which the legally enforceable license period begins. Until the license term commences and the programming rights are available, payments made are recognized as prepayments.

The Group’s policy is to capitalize the production costs of programs which benefit more than one annual period and amortize them over the expected period of future program revenues based on the Company’s historical revenue patterns and usage for similar productions.

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Transmission rights, programs, literary works, production talent advances and films are recorded at acquisition or production cost. Cost of sales is calculated and recorded for the month in which such transmission rights, programs, literary works, production talent advances and films are matched with related revenues.

Transmission rights are recognized in income over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined by past experience, but not exceeding 25 years.

(h) Inventories
Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realization value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.

(i) Financial Assets
Beginning on January 1, 2018, the Group classifies its financial assets in accordance with IFRS 9 which became effective on that date. Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or fair value through income or loss (“FVIL”), based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

Financial Assets Measured at Amortized Cost
Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying value recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade notes and accounts receivable”, “other accounts and notes receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).

Financial Assets Measured at FVOCIL
Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9 (see Note 28). In connection with this designation, any amounts presented in consolidated other comprehensive income are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.

Financial Assets at FVIL
Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Impairment of Financial Assets
From January 1, 2018, the Group assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at fair value through other comprehensive income or loss. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables (see Note 7).

Offsetting of Financial Instruments
Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

(j) Property, Plant and Equipment
Property, plant and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

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Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives
Buildings	20-65 years
Building improvements	5-20 years
Technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	3-10 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

(k) Right-of-use Assets
Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs and restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight – line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

(l) Intangible Assets and Goodwill
Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include, trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated Useful Lives
Trademarks with finite useful lives	4 years
Licenses	3-10 years
Subscriber lists	4-5 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years

Trademarks
The Group determines its acquired trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks. The Group has not capitalized any amounts associated with internally developed trademarks.

Concessions
The Group defined concessions to have an indefinite life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits.

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Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-live basis over the fixed term of the related concession.

Goodwill
Goodwill arises on the acquisition of a business and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher between the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods.

(m) Impairment of Long-lived Assets
The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, including goodwill (see Note 13), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying value of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

(n) Trade Accounts Payable and Accrued Expenses
Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2020 and 2019.

(o) Debt
Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period on which the debt is outstanding using the effective interest method.

Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2020 and 2019.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

(p) Customer Deposits and Advances
Customer deposits and advance agreements for advertising services provide that customers receive prices that are fixed for the contract period for advertising time in the Group’s platforms based on rates established by the Group. Such rates vary depending on when the advertisement is made, including the season, hour, day and type of programming.

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The Group recognizes customer deposits and advance agreements for advertising services in the consolidated statement of financial position when these agreements are executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 7). In connection with the initial adoption of IFRS 15 Revenues from Contracts with Customers (“IFRS 15”) in the first quarter of 2018 (see Note 2 (s)), customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. Under the guidelines of this standard, a contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract asset upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term.

(q) Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

(r) Equity
The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Standards. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.

Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

(s) Revenue Recognition
In connection with the initial adoption of IFRS 15, in the first quarter of 2018, the Company’s management: (i) reviewed significant revenue streams and identified certain effects on revenue recognition in the Group’s Cable and Sky segments, as discussed below; (ii) used the retrospective cumulative effect, which consists in recognizing any cumulative adjustment resulting from the new standard at the date of initial adoption in consolidated equity; and (iii) did not restate the comparative information for prior years, which was reported under the revenue recognition IFRS Standard in effect in those periods (see Note 28).

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group derives the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Revenues are recognized when the service is provided and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

•
Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered. Beginning on January 1, 2018, in accordance with IFRS 15, incremental costs for obtaining contracts with customers, primarily commissions, are recognized as assets in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

•
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

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•
Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided. Beginning on January 1, 2018, in accordance with IFRS 15, certain incremental costs for obtaining contracts with customers, primarily commissions, are recognized as assets in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

•	Advertising revenues, including deposits and advances from customers for future advertising, are recognized at the time the advertising services are rendered.

•	Revenues from program services for network subscription and licensed and syndicated television programs are recognized when the programs are sold and become available for broadcast.

•
Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.

•	Revenues from publishing distribution are recognized upon distribution of the products.

•	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.

•	Motion picture production and distribution revenues are recognized as the films are exhibited.

•	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win.

In respect to sales of multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. For example, the Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.

(t) Interest Income
Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables is recognized using the original effective interest rate.

(u) Employee Benefits
Pension and Seniority Premium Obligations
Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post- employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing
The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred.

Termination Benefits
Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that involves the payment of termination benefits.

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(v) Income Taxes
The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is recovered or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(w) Derivative Financial Instruments
 The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2020, 2019 and 2018, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x) Comprehensive Income
Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(y) Share-based Payment Agreements
 Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and is recognized as a charge to consolidated income (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.984,356, Ps.1,129,644 and Ps.1,327,549 for the years ended December 31, 2020, 2019 and 2018, respectively, of which Ps.962,806, Ps.1,108,094 and Ps.1,305,999 was credited in consolidated stockholders’ equity for those years, respectively (see Note 17).

(z) Leases
Through December 31, 2018:
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•
The determination of whether an arrangement was, or contained, a lease was based on the substance of the arrangement and required an assessment of whether the fulfillment of the arrangement was dependent on the use of a specific asset or assets and whether the arrangement conveyed the right to use the asset.

•
Leases of property, plant and equipment and other assets where the Group held substantially all the risks and rewards of ownership were classified as finance leases. Finance lease assets were capitalized at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the lease asset. The obligations relating to finance leases, net of finance charges in respect of future periods, were recognized as liabilities. The interest element of the finance cost was charged to the consolidated statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases was depreciated over the shorter of the useful life of the asset and the lease term.

•
Leases where a significant portion of the risks and rewards were held by the lessor were classified as operating leases. Rentals were charged to the consolidated statement of income on a straight line basis over the period of the lease.

•	Leasehold improvements were depreciated at the lesser of its useful life or contract term.

In the first quarter of 2019, the Group adopted IFRS 16 Leases (“IFRS 16”), which became effective for annual periods beginning on January 1, 2019 (see Note 28). The Group does not apply this new IFRS Standard to short-term leases and leases for which the underlying asset is of low value, as permitted by the guidelines of IFRS 16.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17 Leases (“IAS 17”). These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee´s incremental borrowing rate as of January 1, 2019. The average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 4.7% and 10.6% for U.S. dollars leases and Mexican pesos leases, respectively.

(aa) New and Amended IFRS Standards
The Group adopted IFRS 16 in 2019, which became effective on January 1, 2019 (see Notes 2 (k), 2 (z) and 28). The Group adopted IFRS 15 and IFRS 9 in 2018, which became effective on January 1, 2018 (see Notes 2 (i), 2 (t) and 28). Some other amendments and improvements to certain IFRS Standards became effective on January 1, 2020, 2019 and 2018, and they did not have any significant impact on the Group’s consolidated financial statements.

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Below is a list of the new and amended IFRS Standards that have been issued by the IASB and are effective for annual periods starting on or after June 1, 2021.

New or Amended IFRS Standard	Title of the IFRS Standard	Effective for Annual Periods Beginning On or After
Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 17 (2)	Insurance Contracts	January 1, 2023
Amendments to IAS 1 (1)	Classification of Liabilities as Current or Non-current	January 1, 2023
Annual Improvements (1)	Annual Improvements to IFRS Standards 2018-2020	January 1, 2022
Amendments to IAS 16 (1)	Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022
Amendments to IAS 37 (1)	Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3 (1)	Reference to the Conceptual Framework	January 1, 2022
Amendment to IFRS 16 (1)	COVID-19-Related Rent Concessions	June 1, 2020
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (2)	Interest Rate Benchmark Reform – Phase 2	January 1, 2021
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	January 1, 2023

(1) This new or amended IFRS Standard is not expected to have a significant impact on the Group’s consolidated financial statements.

(2) This new or amended IFRS Standard is not expected to be applicable to the Group’s consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued in September 2014 and address and acknowledge inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involved a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involved assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB postponed the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.

IFRS 17 Insurance Contracts (“IFRS 17”) was issued in May 2017 and amended in June 2020. IFRS 17 supersedes IFRS 4 Insurance Contracts (“IFRS 4”), which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosures of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts with discretionary participation features issued. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Under the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. Amendments to IFRS 17 were issued in June 2020 aimed at helping companies implement the Standard and making it easier for them to explain their financial performance. The fundamental principles introduced when IFRS 17 was issued in May 2017 remained unaffected. IFRS 17 is effective on January 1, 2023, and earlier application is permitted.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current were issued in January 2020, and clarify one of the criteria in IAS 1 for classifying a liability as non-current that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. An entity shall apply these amendments for annual reporting periods beginning on or after January 1, 2023 retrospectively in accordance with IAS 8. Earlier application is permitted.

Annual Improvements to IFRS Standards 2018-2020, were issued in May 2020, and make minor amendments to certain IFRS Standards. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The following table shows the IFRS Standards amended and the subject of the amendments.

Standard	Subject of Amendment
IFRS 1 First-time Adoption of International Reporting Standards	Subsidiary as a First-time Adopter
IFRS 9 Financial Instruments	Fees in the “10 per cent” Test for Derecognition of Financial Liabilities
Illustrative Examples accompanying IFRS 16 Leases	Lease Incentives
IAS 41 Agriculture	Taxation in Fair Value Measurements

Amendments to IFRS 3 Reference to the Conceptual Framework, were issued in May 2020, and update a reference in IFRS 3 Business Combinations to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use, were issued in May 2020, and prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in income or loss.

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Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract, were issued in May 2020, and specify which costs a company includes when assessing whether a contract will be loss-making, under the guidelines of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

Amendment to IFRS 16 Covid-19-Related Rent Concessions was issued in May 2020, and exempts lessees from having to consider individual lease contracts to determine whether rent concessions (i.e. temporary rent reductions) occurring as a direct consequence of the Covid-19 pandemic are lease modifications, and allows lessees to account for such rent concessions as if they were not lease modifications. It applies to Covid-19-related rent concessions that reduce lease payments due on or before June 30, 2021. IFRS 16 specifies how lessees should account for changes in lease payments, including concessions. However, applying those requirements to a potentially large volume of Covid-19-related rent concessions could be practically difficult, especially in the light of the many challenges stakeholders face during the pandemic. This optional exemption gives timely relief to lessees and enables them to continue providing information about their leases that is useful to investors. The amendment does not affect lessors. The amendment is effective for annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted, including in financial statements not authorized for issue.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2, were issued in August 2020 as a complement to those amendments issued in September 2019 (Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform, which were focused on the accounting effects of uncertainty in the period leading up to the reform). The “interest rate benchmark reform” refers to the market-wide reform of an interest rate benchmark (such as an interbank offered rate or IBOR), including the replacement of an interest rate benchmark with an alternative benchmark rate. Phase 2 amendments focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform, The amendments in this final phase relate to: (i) changes to contractual cash flows – a company will not have to derecognize or adjust the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate; (ii) hedge accounting – a company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and (iii) disclosures – a company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.

Amendments to IAS 8 Definition of Accounting Estimates, were issued in February 2021, the amendments introduced the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies.

Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies, were issued in February 2021, the Board amended paragraphs 117–122 of IAS 1 Presentation of Financial Statements to require entities to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the Board also amended IFRS Practice Statement 2 Making Materiality Judgements (Materiality Practice Statement) to explain and demonstrate the application of the ‘four-step materiality process’ to accounting policy disclosures.

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[800600] Notes - List of accounting policies

Disclosure of significant accounting policies

Accounting Policies
The principal accounting policies followed by the Group and used in the preparation of its annual consolidated financial statements as of December 31, 2020, and where applicable, of its interim condensed consolidated financial statements, are summarized below. These accounting policies should be read in conjunction with the audited consolidated financial statements of the Group for the years ended December 31, 2020 and 2019, once they have been submitted to the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” and the U.S. Securities and Exchange Commission, respectively).

(a) Basis of Presentation
The consolidated financial statements of the Group as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018, are presented in accordance with International Financial Reporting Standards (“IFRS Standards”), as issued by the International Accounting Standards Board (“IASB”). IFRS Standards comprise: (i) IFRS Standards; (ii) International Accounting Standards (“IAS Standards”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of derivative financial instruments, financial assets, investments in equity financial instruments, plan assets of post-employment benefits and share-based payments, as described in the notes to the financial statements below.

The preparation of consolidated financial statements in conformity with IFRS Standards, requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

These consolidated financial statements were authorized for issuance on March 31, 2021 by the Group’s Corporate Vice President of Finance.

(b) Consolidation
The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.

Subsidiaries
Subsidiaries are all entities over which the Company has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.

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Changes in Ownership Interests in Subsidiaries without Change of Control
Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Loss of Control of a Subsidiary
When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss.

At December 31, 2020 and 2019, the main direct and indirect subsidiaries of the Company were as follows:

Subsidiaries	Company’s Ownership Interest (1)	Business Segment (2)
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (4)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (5)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (6)	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (7)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (8)	100%	Cable
FTTH de México, S.A. de C.V. (9)	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (10)	100%	Cable and Sky
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (11)	58.7%	Sky
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries	100%	Content and Other Businesses
Televisa, S.A. de C.V. (“Televisa”) (12)	100%	Content
Televisión Independiente de México, S.A. de C.V. (“TIM”) (12)	100%	Content
G.Televisa-D, S.A. de C.V. (12)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (13)	100%	Content
Ulvik, S.A. de C.V. (14)	100%	Content and Other Businesses
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (15)	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) and subsidiaries (16)	—	Disposed operations

(1)	Percentage of equity interest directly or indirectly held by the Company.

(2)	See Note 26 for a description of each of the Group’s business segments.

(3)	Empresas Cablevisión, S.A.B. de C.V., is a direct majority-owned subsidiary of CVQ.

(4)	Some Cablemás subsidiaries are directly owned by CVQ and some other Cablemás subsidiaries are indirectly owned by CVQ.

(5)	Televisión Internacional, S.A. de C.V., is a direct subsidiary of CVQ.

(6)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.

(7)	Arretis, S.A.P.I. de C.V., is a direct subsidiary of CVQ.

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(8)	The Telecable subsidiaries are directly owned by CVQ.

(9)	FTTH de México, S. A. de C.V., is an indirect subsidiary of CVQ.

(10)	CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova.

(11)
Innova is an indirect majority-owned subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova.

(12)	Televisa, TIM and G.Televisa-D, S.A. de C.V., are direct subsidiaries of Grupo Telesistema.

(13)
Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are indirect wholly-owned subsidiaries of Grupo Telesistema, through which the Company owns shares of the capital stock of UHI and maintained through December 29, 2020, an investment in warrants that were exercised for shares of common stock of UHI on that date. As of December 31, 2020, and 2019, Multimedia Telecom and Tieren have investments representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock and/or share warrants issued by UHI (see Notes 9, 10 and 20).

(14)	Direct subsidiary through which we conduct certain operations of our Content segment and certain operations of our Other Businesses segments.

(15)	Villacezán is an indirect subsidiary of Grupo Telesistema.

(16)
In July 2020, the Company concluded the sale of its 50% equity interest in Radiópolis. Through June 2020, Radiópolis was a direct subsidiary of the Company through which the Group conducted the operations of its former Radio business. The Company controlled Radiópolis as it had the right to appoint the majority of the members of the Board of Directors of Radiópolis. The Radio business was part the of the Group’s Other Businesses segment through the third quarter of 2019. Beginning in the fourth quarter of 2019, the assets and related liabilities of the Radio Business, as well as its operating results, were classified as held for sale in the Group’s consolidated financial statements through June 30, 2020 (see Notes 3 and 26).

The Group’s Cable, Sky and Content segments, require governmental concessions and special authorizations for the provision of broadcasting and telecommunications services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).

Renewal of concessions for the Content segment (Broadcasting) require, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.

Renewal of concessions for the Sky and Cable segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

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The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.

The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

At December 31, 2020, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Cable	Various from 2022 to 2048
Sky	Various from 2021 to 2030
Content (broadcasting concessions) (1)	In 2021 and the relevant renewals start in 2022 ending in 2042

Other Businesses:
Gaming	In 2030

(1)
In November 2018, the IFT approved the renewal of the Group’s broadcasting concessions for all of its television stations in Mexico, for a term of 20 years after the existing expiration date in 2021. In November 2018, the Group paid for such renewal an aggregate amount of Ps.5,754,543 in cash, which included a payment of Ps.1,194 for administrative expenses and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount will be amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Note 13).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

(c) Investments in Associates and Joint Ventures
Associates are those entities over which the Group has significant influence but not control or joint control, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with other stockholder or more stockholders without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition.

The Group’s investments in associates include an equity interest in UHI represented by approximately 35.9% and 10% of the outstanding total shares of UHI as of December 31, 2020 and 2019, respectively (see Notes 9 and 10).

If the Group’s share of losses of an associate or a joint venture equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

(d) Segment Reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s Co-Chief Executive Officers (“chief operating decision makers”) who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.

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(e) Foreign Currency Translation
Functional and Presentation Currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and reporting currency of the Group’s consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations.

Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.

Translation of Foreign Operations
The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); (c) stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated and (d) all resulting translation differences are recognized in other comprehensive income or loss.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.

Assets and liabilities in foreign currencies of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are initially converted to Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of common stock of UHI (hedged item), which amounted to U.S.$1,074.0 million (Ps.21,424,180) and U.S.$433.7 million (Ps.8,189,662) as of December 31, 2020 and 2019, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) was designated as a fair value hedge of foreign exchange exposure related to its investment in warrants that were exercisable for common stock of UHI (hedged item) through December 29, 2020, the date on which the Group exercised all of these warrants for common stock of UHI, which amounted to Ps.17,387,699 (U.S.$871.6 million) as of December 29, 2020 and Ps.33,775,451 (U.S.$1,788.6 million) as of December 31, 2019. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt was credited or charged directly to other comprehensive income or loss through December 29, 2020, along with the recognition in the same line item of any foreign currency gain or loss of this investment in warrants designated as a hedged item through that date (see Notes 9, 14 and 18).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund  (hedged item), which amounted to Ps.1,135,803 (U.S.$56.9 million) and Ps.4,688,202 (U.S.$248.3 million), as of December 31, 2020 and 2019, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund designated as a hedged item (see Notes 9, 14 and 18).

Beginning on January 1, 2018, the Group adopted the hedge accounting requirements of IFRS 9 Financial Instruments (“IFRS 9”) for all of its hedging relationships. This IFRS Standard became effective on that date.

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(f) Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

As of December 31, 2020 and 2019, cash equivalents primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 0.38% for U.S. dollar deposits and 5.40% for Mexican peso deposits in 2020, and approximately 2.20% for U.S. dollar deposits and 8.09% for Mexican peso deposits in 2019.

(g) Transmission Rights and Programming
Programming is comprised of programs, literary works, production talent advances and films.

Transmission rights and literary works are valued at the lesser of acquisition cost and net realizable value. Programs and films are valued at the lesser of production cost, which consists of direct production costs and production overhead, and net realizable value. Payments for production talent advances are initially capitalized and subsequently included as direct or indirect costs of program production. Transmission rights are recognized from the point of which the legally enforceable license period begins. Until the license term commences and the programming rights are available, payments made are recognized as prepayments.

The Group’s policy is to capitalize the production costs of programs which benefit more than one annual period and amortize them over the expected period of future program revenues based on the Company’s historical revenue patterns and usage for similar productions.

Transmission rights, programs, literary works, production talent advances and films are recorded at acquisition or production cost. Cost of sales is calculated and recorded for the month in which such transmission rights, programs, literary works, production talent advances and films are matched with related revenues.

Transmission rights are recognized in income over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined by past experience, but not exceeding 25 years.

(h) Inventories
Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realization value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.

(i) Financial Assets
Beginning on January 1, 2018, the Group classifies its financial assets in accordance with IFRS 9 which became effective on that date. Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or fair value through income or loss (“FVIL”), based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

Financial Assets Measured at Amortized Cost
Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying value recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade notes and accounts receivable”, “other accounts and notes receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).

Financial Assets Measured at FVOCIL
Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9 (see Note 28). In connection with this designation, any amounts presented in consolidated other comprehensive income are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.

Financial Assets at FVIL
Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

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Impairment of Financial Assets
From January 1, 2018, the Group assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at fair value through other comprehensive income or loss. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables (see Note 7).

Offsetting of Financial Instruments
Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

(j) Property, Plant and Equipment
Property, plant and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives
Buildings	20-65 years
Building improvements	5-20 years
Technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	3-10 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

(k) Right-of-use Assets
Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs and restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight – line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

(l) Intangible Assets and Goodwill
Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include, trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

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Estimated Useful Lives
Trademarks with finite useful lives	4 years
Licenses	3-10 years
Subscriber lists	4-5 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years

Trademarks
The Group determines its acquired trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks. The Group has not capitalized any amounts associated with internally developed trademarks.

Concessions
The Group defined concessions to have an indefinite life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits.

Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-live basis over the fixed term of the related concession.

Goodwill
Goodwill arises on the acquisition of a business and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher between the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods.

(m) Impairment of Long-lived Assets
The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, including goodwill (see Note 13), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying value of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

(n) Trade Accounts Payable and Accrued Expenses
Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2020 and 2019.

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(o) Debt
Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period on which the debt is outstanding using the effective interest method.

Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2020 and 2019.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

(p) Customer Deposits and Advances
Customer deposits and advance agreements for advertising services provide that customers receive prices that are fixed for the contract period for advertising time in the Group’s platforms based on rates established by the Group. Such rates vary depending on when the advertisement is made, including the season, hour, day and type of programming.

The Group recognizes customer deposits and advance agreements for advertising services in the consolidated statement of financial position when these agreements are executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 7). In connection with the initial adoption of IFRS 15 Revenues from Contracts with Customers (“IFRS 15”) in the first quarter of 2018 (see Note 2 (s)), customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. Under the guidelines of this standard, a contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract asset upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term.

(q) Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

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Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

(r) Equity
The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Standards. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.

Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

(s) Revenue Recognition
In connection with the initial adoption of IFRS 15, in the first quarter of 2018, the Company’s management: (i) reviewed significant revenue streams and identified certain effects on revenue recognition in the Group’s Cable and Sky segments, as discussed below; (ii) used the retrospective cumulative effect, which consists in recognizing any cumulative adjustment resulting from the new standard at the date of initial adoption in consolidated equity; and (iii) did not restate the comparative information for prior years, which was reported under the revenue recognition IFRS Standard in effect in those periods (see Note 28).

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group derives the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Revenues are recognized when the service is provided and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

•
Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered. Beginning on January 1, 2018, in accordance with IFRS 15, incremental costs for obtaining contracts with customers, primarily commissions, are recognized as assets in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

•
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

•
Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided. Beginning on January 1, 2018, in accordance with IFRS 15, certain incremental costs for obtaining contracts with customers, primarily commissions, are recognized as assets in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

•	Advertising revenues, including deposits and advances from customers for future advertising, are recognized at the time the advertising services are rendered.

•	Revenues from program services for network subscription and licensed and syndicated television programs are recognized when the programs are sold and become available for broadcast.

•
Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.

•	Revenues from publishing distribution are recognized upon distribution of the products.

•	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.

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•	Motion picture production and distribution revenues are recognized as the films are exhibited.

•	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win.

In respect to sales of multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. For example, the Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.

(t) Interest Income
Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables is recognized using the original effective interest rate.

(u) Employee Benefits
Pension and Seniority Premium Obligations
Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post- employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing
The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred.

Termination Benefits
Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that involves the payment of termination benefits.

(v) Income Taxes
The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is recovered or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

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Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(w) Derivative Financial Instruments
 The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2020, 2019 and 2018, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x) Comprehensive Income
Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(y) Share-based Payment Agreements
 Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and is recognized as a charge to consolidated income (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.984,356, Ps.1,129,644 and Ps.1,327,549 for the years ended December 31, 2020, 2019 and 2018, respectively, of which Ps.962,806, Ps.1,108,094 and Ps.1,305,999 was credited in consolidated stockholders’ equity for those years, respectively (see Note 17).

(z) Leases
Through December 31, 2018:

•
The determination of whether an arrangement was, or contained, a lease was based on the substance of the arrangement and required an assessment of whether the fulfillment of the arrangement was dependent on the use of a specific asset or assets and whether the arrangement conveyed the right to use the asset.

•
Leases of property, plant and equipment and other assets where the Group held substantially all the risks and rewards of ownership were classified as finance leases. Finance lease assets were capitalized at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the lease asset. The obligations relating to finance leases, net of finance charges in respect of future periods, were recognized as liabilities. The interest element of the finance cost was charged to the consolidated statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases was depreciated over the shorter of the useful life of the asset and the lease term.

•
Leases where a significant portion of the risks and rewards were held by the lessor were classified as operating leases. Rentals were charged to the consolidated statement of income on a straight line basis over the period of the lease.

•	Leasehold improvements were depreciated at the lesser of its useful life or contract term.

In the first quarter of 2019, the Group adopted IFRS 16 Leases (“IFRS 16”), which became effective for annual periods beginning on January 1, 2019 (see Note 28). The Group does not apply this new IFRS Standard to short-term leases and leases for which the underlying asset is of low value, as permitted by the guidelines of IFRS 16.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17 Leases (“IAS 17”). These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee´s incremental borrowing rate as of January 1, 2019. The average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 4.7% and 10.6% for U.S. dollars leases and Mexican pesos leases, respectively.

(aa) New and Amended IFRS Standards
The Group adopted IFRS 16 in 2019, which became effective on January 1, 2019 (see Notes 2 (k), 2 (z) and 28). The Group adopted IFRS 15 and IFRS 9 in 2018, which became effective on January 1, 2018 (see Notes 2 (i), 2 (t) and 28). Some other amendments and improvements to certain IFRS Standards became effective on January 1, 2020, 2019 and 2018, and they did not have any significant impact on the Group’s consolidated financial statements.

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Below is a list of the new and amended IFRS Standards that have been issued by the IASB and are effective for annual periods starting on or after June 1, 2021.

New or Amended IFRS Standard	Title of the IFRS Standard	Effective for Annual Periods Beginning On or After
Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 17 (2)	Insurance Contracts	January 1, 2023
Amendments to IAS 1 (1)	Classification of Liabilities as Current or Non-current	January 1, 2023
Annual Improvements (1)	Annual Improvements to IFRS Standards 2018-2020	January 1, 2022
Amendments to IAS 16 (1)	Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022
Amendments to IAS 37 (1)	Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3 (1)	Reference to the Conceptual Framework	January 1, 2022
Amendment to IFRS 16 (1)	COVID-19-Related Rent Concessions	June 1, 2020
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (2)	Interest Rate Benchmark Reform – Phase 2	January 1, 2021
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	January 1, 2023

(1) This new or amended IFRS Standard is not expected to have a significant impact on the Group’s consolidated financial statements.

(2) This new or amended IFRS Standard is not expected to be applicable to the Group’s consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued in September 2014 and address and acknowledge inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involved a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involved assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB postponed the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.

IFRS 17 Insurance Contracts (“IFRS 17”) was issued in May 2017 and amended in June 2020. IFRS 17 supersedes IFRS 4 Insurance Contracts (“IFRS 4”), which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosures of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts with discretionary participation features issued. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Under the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. Amendments to IFRS 17 were issued in June 2020 aimed at helping companies implement the Standard and making it easier for them to explain their financial performance. The fundamental principles introduced when IFRS 17 was issued in May 2017 remained unaffected. IFRS 17 is effective on January 1, 2023, and earlier application is permitted.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current were issued in January 2020, and clarify one of the criteria in IAS 1 for classifying a liability as non-current that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. An entity shall apply these amendments for annual reporting periods beginning on or after January 1, 2023, retrospectively in accordance with IAS 8. Earlier application is permitted.

Annual Improvements to IFRS Standards 2018-2020, were issued in May 2020, and make minor amendments to certain IFRS Standards. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The following table shows the IFRS Standards amended and the subject of the amendments.

Standard	Subject of Amendment
IFRS 1 First-time Adoption of International Reporting Standards	Subsidiary as a First-time Adopter
IFRS 9 Financial Instruments	Fees in the “10 per cent” Test for Derecognition of Financial Liabilities
Illustrative Examples accompanying IFRS 16 Leases	Lease Incentives
IAS 41 Agriculture	Taxation in Fair Value Measurements

Amendments to IFRS 3 Reference to the Conceptual Framework, were issued in May 2020, and update a reference in IFRS 3 Business Combinations to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use, were issued in May 2020, and prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in income or loss.

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Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract, were issued in May 2020, and specify which costs a company includes when assessing whether a contract will be loss-making, under the guidelines of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

Amendment to IFRS 16 Covid-19-Related Rent Concessions was issued in May 2020, and exempts lessees from having to consider individual lease contracts to determine whether rent concessions (i.e. temporary rent reductions) occurring as a direct consequence of the Covid-19 pandemic are lease modifications, and allows lessees to account for such rent concessions as if they were not lease modifications. It applies to Covid-19-related rent concessions that reduce lease payments due on or before June 30, 2021. IFRS 16 specifies how lessees should account for changes in lease payments, including concessions. However, applying those requirements to a potentially large volume of Covid-19-related rent concessions could be practically difficult, especially in the light of the many challenges stakeholders face during the pandemic. This optional exemption gives timely relief to lessees and enables them to continue providing information about their leases that is useful to investors. The amendment does not affect lessors. The amendment is effective for annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted, including in financial statements not authorized for issue.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2, were issued in August 2020 as a complement to those amendments issued in September 2019 (Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform, which were focused on the accounting effects of uncertainty in the period leading up to the reform). The “interest rate benchmark reform” refers to the market-wide reform of an interest rate benchmark (such as an interbank offered rate or IBOR), including the replacement of an interest rate benchmark with an alternative benchmark rate. Phase 2 amendments focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform, The amendments in this final phase relate to: (i) changes to contractual cash flows – a company will not have to derecognize or adjust the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate; (ii) hedge accounting – a company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and (iii) disclosures – a company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.

Amendments to IAS 8 Definition of Accounting Estimates, were issued in February 2021, the amendments introduced the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies.

Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies, were issued in February 2021, the Board amended paragraphs 117–122 of IAS 1 Presentation of Financial Statements to require entities to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the Board also amended IFRS Practice Statement 2 Making Materiality Judgements (Materiality Practice Statement) to explain and demonstrate the application of the ‘four-step materiality process’ to accounting policy disclosures.

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[813000] Notes - Interim financial reporting

Disclosure of interim financial reporting

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Notes to Interim Unaudited Condensed Consolidated Financial Statements
As of September 30, 2021 and December 31, 2020 and for the nine months ended September 30, 2021 and 2020
(In thousands of Mexican Pesos, except per CPO, per share, and exchange rate amounts, unless otherwise indicated).

1. Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”) its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or “GDSs”, on the New York Stock Exchange, or “NYSE”, under the ticker symbol TV. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 Mexico City, Mexico.

Grupo Televisa, S.A.B. together with its subsidiaries (collectively, the “Group”) is a leading media company in the Spanish-speaking world, an important cable operator in Mexico, and an operator of a leading direct-to-home satellite pay television system in Mexico. The Group distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 27 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, the Group’s audiovisual content is distributed through Univision Communications Inc. (“Univision”), the leading media company serving the Hispanic market. Univision broadcasts the Group’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, the Group has equity representing approximately 36% on a fully-diluted basis of the equity capital in Univision Holdings II, Inc. or “UHI II”, the controlling company of Univision (see Note 3). The Group’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. The Group owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. The Group also has interests in magazine publishing and distribution, professional sports and live entertainment, feature-film production and distribution, and gaming.

2. Basis of Preparation and Accounting Policies

These interim condensed consolidated financial statements of the Group, as of September 30, 2021 and December 31, 2020 and for the nine months ended September 30, 2021 and 2020, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

These interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2020, 2019 and 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS Standards”) as issued by the International Accounting Standards Board (“IASB”), and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of September 30, 2021.

These interim unaudited condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018. There have been no significant changes in the Corporate Finance Department of the Company or in any risk management policies since the year end.

These interim unaudited condensed consolidated financial statements were authorized for issuance on October 19, 2021, by the Group’s Corporate Vice President of Finance.

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The preparation of interim unaudited condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these interim unaudited condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements for the year ended December 31, 2020.

3. Assets Classified as Held for Sale, Disposition of Radiópolis, Transaction Agreement with UHI, and Reorganization of UHI

In July 2019, the Company announced an agreement with Live Nation Entertainment, Inc. (“Live Nation”) to dispose of its 40% equity interest in Ocesa Entretenimiento, S.A. de C.V. (“OCEN”), a live entertainment company with operations in Mexico, Central America and Colombia. OCEN is (i) a direct associate of OISE Entretenimiento, S.A. de C.V. (“OISE Entretenimiento”), a wholly-owned subsidiary of the Company; and (ii) a subsidiary of Compañía Interamericana de Entretenimiento, S.A.B. de C.V. (“CIE”). The proposed disposal of OCEN was expected to be completed by the parties in the first half of 2020, through the sale of all of the outstanding shares of OISE Entretenimiento, which net assets are comprised primarily of the 40% equity stake in OCEN. This transaction was subject to customary closing conditions, including regulatory approvals and certain notifications and to the closing of the proposed sale by CIE to Live Nation of a portion of its stake in OCEN. In consideration for the sale of the shares of OISE Entretenimiento, the Company expected to receive cash proceeds in the aggregate amount of Ps.5,206,000. As a result of this proposed transaction, beginning on July 31, 2019, the Group classified the assets of OISE Entretenimiento, including the carrying value of its investment in OCEN as current assets held for sale in its consolidated statement of financial position. In connection with a purported unilateral termination of the stock purchase agreement by Live Nation which was notified to the Company in May 2020, beginning on May 31, 2020, the Company: (i) ceased to classify the assets of OISE Entretenimiento, including the investment in OCEN, as current assets held for sale; (ii) began to classify its equity interest in OCEN as an investment in associates and joint ventures in its consolidated statement of financial position; (iii) recognized its share of income of OCEN, which was discontinued from August 1, through December 31, 2019, in consolidated retained earnings as of January 1, 2020 in the amount of Ps.147,975; and (iv) began to recognize its share of income or loss of OCEN since January 1, 2020. On September 13, 2021, the Company announced that it has reached an agreement with Live Nation to move forward with the previously announced acquisition by Live Nation of the Group’s unconsolidated 40% equity participation in OCEN. The Company expects to receive the previously disclosed aggregate amount of Ps.5,206,000. The agreement and the closing of the transaction are subject to the fullfilment of certain obligations and other conditions, including obtaining regulatory approvals and certain notifications, and to the closing of the sale by CIE to Live Nation of a portion of its stake in OCEN. Live Nation will hold back and retain 7% of the total amount of the transaction to cover OCEN potential operating losses, if any, for a period of time following closing. As a result of this proposed transaction, beginning on September 30, 2021, the Group classified the assets of OISE Entretenimiento, including the carrying value of its investment in OCEN, as current assets held for sale in its consolidated statement of financial position (see Notes 5 and 14).

In July 2019, the Company announced a stock purchase agreement with Corporativo Coral, S.A. de C.V. (“Coral”) and Miguel Alemán Magnani as Obligor to dispose of its 50% equity interest in Sistema Radiópolis, S.A. de C.V. (“Radiópolis”), a direct subsidiary of the Company at that date which was engaged in the Radio business, for an aggregate amount of Ps.1,248,000, as well as the payment of a dividend by Radiópolis to the Company by the closing date of the transaction. While the sale of the Company’s equity interest in the Radio business was consummated for legal and tax purposes as of December 31, 2019, the total assets and related total liabilities of Radiópolis in the amount of Ps.1,675,426 and Ps.432,812, respectively, as of December 31, 2019, were classified as current assets and current liabilities held for sale in the Group’s consolidated statement of financial position as of that date, as the voting interest of the Company in Radiópolis continued to be in place until the full payment of the purchase price was made by the acquirer. In March and June 2020, the Company entered into additional agreements with Coral an its Obligor to complete this transaction by which, among other things, the acquirer made two cash payments in March and June 2020, for the amount of Ps.603,395 and Ps.110,000, respectively, and a final cash payment in July 2020 for the amount of Ps.534,605. In July 2020, the Company concluded this transaction and received the payment of a dividend from Radiópolis in the amount of Ps.285,669. As a result of this transaction the Group recognized a pre-tax gain of disposition on Radiópolis of Ps.932,449 in consolidated other income for the year ended December 31, 2020 (Ps.933,506 for the nine months ended September 30, 2020). Following this transaction, the Group classified its former Radio operations as disposed operations in the segment information of its consolidated statement of income for the nine months ended September 30, 2020. The Group did not classify its former Radio operations as discontinued operations in this consolidated statement of income, as these operations did not represent a separate major line of business in that period, based on a materiality assessment performed by management (see Notes 15 and 19).

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On April 13, 2021, the Group and Univision Holdings, Inc. or UHI announced a definitive transaction agreement (the “Transaction Agreement”) in which the Group’s content and media assets will be combined with UHI, and the Group will continue to participate in UHI, with an equity stake of approximately 45% following the closing of the transaction. The Group will also retain ownership of its Cable, Sky and Other Businesses segments, as well as the main real estate associated with the production facilities, the broadcasting concessions and transmission infrastructure in Mexico. The Group will contribute to UHI the assets specified in the Transaction Agreement, including, subject to certain exceptions, its Content business segment, for a total value of U.S.$4,500 million, comprised of U.S.$3,000 million in cash, U.S.$750 million in common stock of UHI and U.S.$750 million in preferred stock of UHI, with an annual dividend of 5.5%. In connection with this transaction, UHI will receive all assets, intellectual property and library related to the News division of the Group’s Content business, but will outsource production of news content for Mexico to a company owned by the Azcárraga family. The Board of Directors of the Company, the Board of Directors of UHI, and the Stockholders of the Company have each approved the combination. The transaction is expected to close as early as in the fourth quarter of 2021, subject to customary closing conditions, including receipt of regulatory approvals in the United States, Mexico and Colombia, among others. On September 14, 2021, the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones”) announced its approval of this transaction. As a result of this transaction, the Group expects that its cash and cash equivalents will increase by U.S.$3,000 million, and its investment in common and preferred shares of UHI will increase by U.S.$1,500 million when the transaction is completed. The Group expects to recognize a net gain on disposition of discontinued operations in its consolidated statement of income in connection with the disposal of its Content business segment and the related assets specified in the Transaction Agreement. Additionally, after the transaction is completed, the Group expects increases in its consolidated share of income in associates derived from a larger ownership in UHI and in consolidated finance income derived from returns from its investment in preferred shares issued by UHI to the Group in the transaction. These expected effects will be partially offset in the Group’s consolidated statement of income by a reduction in its consolidated operating income resulting primarily from the disposal of its Content business segment. The Group will continue to consolidate the results of its Content business until the Group ceases to have control of this business segment. Also, the Group will continue to present its Content business as a reportable segment of continuing operations until the assets and liabilities comprising the disposal group become available for immediate disposal following certain reorganization activities contemplated by the Transaction Agreement, and all of the regulatory approvals have been obtained by the parties. The reorganization activities include certain transfers of assets and liabilities among some of the Group’s companies and a merger of certain companies of the Group’s Content segment to conform the disposal group, which are expected to be concluded by the Group in the fourth quarter of 2021.
On May 18, 2021, UHI concluded a reorganization pursuant to which, among other things, UHI II became the 100% owner of the issued and outstanding capital stock of UHI through a series of transactions (the “Reorganization”). Through the Reorganization, UHI II acquired a controlling financial interest in UHI on May 18, 2021. The Reorganization was effectuated by UHI to prepare for the transaction with the Group referred to above. As a result of this Reorganization and acquisition, (i) a new basis of accounting was established by UHI II at May 18, 2021, which resulted in the remeasurement of UHI II’s assets and liabilities as of that date; (ii) the Group exchanged all of its shares of the capital stock of UHI for the same number and class of newly issued shares of UHI II; and (iii) beginning on May 18, 2021, the Group owns an equity interest in the capital stock of UHI II, the controlling company of Univision, of 35.5% on a fully-diluted basis, and UHI II became a successor company of UHI (see Note 5).

4. Investments in Financial Instruments

At September 30, 2021 and December 31, 2020, the Group had the following investments in financial instruments:

	September 30, 2021		December 31, 2020
Equity instruments measured at fair value through other comprehensive income:
Open-Ended Fund (1)	Ps.	964,989	Ps.	1,135,803
Publicly traded equity instruments (2)		3,181,875		5,397,504
Other equity instruments (3)		3,569,525		468,552
		7,716,389		7,001,859
Other		5,223		853
	Ps.	7,721,612	Ps.	7,002,712

(1)
The Group has an investment in an Open-Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets, all of which are measured at fair value,and subtracting all of the fund liabilities and dividing the result by the total number of issued shares. In September and December 2020, the Company redeemed a portion of its investment in Open-Ended Fund at the aggregate fair value amount of U.S.$153.7 million (Ps.3,155,643) and recognized cash proceeds from this redemption for such aggregate amount. In the first half of 2021, the Company redeemed a portion of its investment in Open-Ended Fund at the aggregate fair value amount of U.S.$12.4 million (Ps.258,956) and recognized cash proceeds from this redemption for such aggregate amount.

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(2)
Their fair value of publicly traded equity instruments is determined by using quoted market prices at the measurement date. In the first half of 2021, the Company redeemed a portion of its investment in publicly traded equity instruments and recognized cash proceeds from this redemption for an aggregate amount of Ps.1,755,415.

(3)
Other equity instruments include unquoted equity investments, which are initially recognized at cost with any subsequent changes in fair value recognized through other comprehensive income or loss. The fair value of these investments is determined by using an estimate of fair value for each unquoted equity instrument.

A roll-forward of investments in financial assets at fair value through other comprehensive income or loss for the nine months ended September 30, 2021 and 2020, is presented as follows:

	Open-Ended Fund (1)		Publicly Traded Equity Instruments		Other Equity Instruments		Total
At January 1, 2021	Ps.	1,135,803	Ps.	5,397,504	Ps.	468,552	Ps.	7,001,859
Investments		-		-		778,053		778,053
Disposition of investments		(258,956)		(1,756,434)		-		(2,015,390)
Change in fair value in other comprehensive income		88,142		(459,195)		2,322,920		1,951,867
At September 30, 2021	Ps.	964,989	Ps.	3,181,875	Ps.	3,569,525	Ps.	7,716,389

	Warrants Issued by UHI(1)		Open-Ended Fund (1)		Publicly Traded Equity Instruments		Other Equity Instruments		Total
At January 1, 2020	Ps.	33,775,451	Ps.	4,688,202	Ps.	5,751,001	Ps.	50,392	Ps.	44,265,046
Investments		-		-		-		332,824		332,824
Change in fair value in other comprehensive income		(14,616,154)		(2,193,736)		(1,025,586)		(4,374)		(17,839,850)
At September 30, 2020	Ps.	19,159,297	Ps.	2,494,466	Ps.	4,725,415	Ps.	378,842	Ps.	26,758,020

(1)
The foreign exchange gain for the nine months ended September 30, 2021, derived from the hedged investment in an Open-Ended Fund, was hedged by foreign exchange loss from the consolidated statement of income, in the amount of Ps.111,793. The foreign exchange gain for the nine months ended September 30, 2020, derived from the hedged warrants issued by UHI and the investment in an Open-Ended Fund, was hedged by foreign exchange loss in the consolidated statement of income, in the amount of Ps.7,381,017 and Ps.782,301, respectively (see Notes 9 and 16).

 5. Investments in Associates and Joint Ventures

At September 30, 2021 and December 31, 2020, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of September 30, 2021	September 30, 2021		December 31, 2020
Associates:
UHI II and subsidiaries (1)	35.5%	Ps.	24,445,826	Ps.	21,424,180
OCEN and subsidiaries (2)	40.0%		-		556,251
Other			162,937		113,905
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. and subsidiaries (“GTAC”) (3)	33.3%		567,752		514,731
Periódico Digital Sendero, S.A.P.I. de C.V. and subsidiary (“PDS”) (4)	50.0%		198,284		204,464
		Ps.	25,374,799	Ps.	22,813,531

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(1)
The Group accounts for its investment in common stock of UHI II (UHI through May 18, 2021, as described below), the parent company of UHI and Univision, under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS Standards, over UHI II’s operations. The Group has the ability to exercise significant influence over the operating and financial policies of UHI II (UHI through May 18, 2021) because (i) it owns 5,701,335 Class “A” shares of common stock of UHI II, representing 35.5% and 35.9% of the equity of UHI II and UHI, respectively, on a fully-diluted basis as of September 30, 2021 and December 31, 2020, respectively, and 40.1% and 40.2% of the voting shares of UHI II and UHI as of September 30, 2021 and December 31, 2020, respectively; and (ii) it has three officers of the Company designated as members of the Board of Directors of UHI II, which is composed of nine directors. Through December 29, 2020, the date on which the Group exercised all of its outstanding warrants for common shares of UHI, the Group had the ability to exercise significant influence over the operating and financial policies of UHI because (i) it owned 1,110,382 Class “C” shares of common stock of UHI, representing 10% of the outstanding total shares of UHI and 14% of the voting shares of UHI, and 4,590,953 warrants issued by UHI, which upon their exercise, and together with the former investment in shares of UHI, represented approximately 36% on a fully-diluted, as-converted basis of the equity in UHI; and (ii) it had three officers and one director of the Company designated as members of the Board of Directors of UHI, which was composed of 19 directors of 22 available board seats. The Group is also a party to a Program Licensing Agreement (“PLA”), as amended, with Univision, pursuant to which Univision has the right to broadcast certain Televisa content in the United States, and to another program license agreement pursuant to which the Group has the right to broadcast certain Univision’s content in Mexico, in each case through 7.5 years after the Group has voluntarily sold two-thirds of its initial investment made in UHI in December 2010. On February 25, 2020, UHI, Searchlight Capital Partners, LP (“Searchlight”), a global private investment firm, and ForgeLight LLC (“ForgeLight”), an operating and investment company focused on the media and consumer technology sectors, announced a definitive agreement in which Searchlight and ForgeLight acquired a majority ownership interest in UHI from the former stockholders of UHI other than the Group. Terms of the transaction were not disclosed. The Group elected to retain its approximately 36% stake in UHI’s equity upon exercise of its warrants for shares of UHI common stock. Under the terms of the acquisition, Searchlight and ForgeLight purchased the remaining 64% ownership interest from the other stockholders of UHI. The transaction was closed on December 29, 2020. In conjunction with this transaction and a related decline in the estimated fair value of the Group’s investment in warrants issued by UHI, the Company’s management recognized an impairment loss in the amount of Ps.5,455,356 that decreased the carrying value of the Group’s investment in shares of UHI in the first quarter of 2020. This impairment adjustment was accounted for in share of income or loss of associates and joint ventures in the Group’s consolidated statement of income for the year ended December 31, 2020. In May 18, 2021, UHI concluded a reorganization through which, among other things, the Group exchanged all of its shares of the capital stock of UHI for the same number and class of newly issued shares of UHI II, and UHI II became a holding company that owns 100% of the capital stock of UHI. The controlling interest acquired in UHI was accounted for by UHI II as an acquisition under IFRS Standards, and the UHI net assets were remeasured to fair value as of that date and increased when compared to previously reported carrying amounts. As a result, the Group recognized in the third quarter of 2021, its share of unrecognized additional fair value in UHI assets as share of income of UHI II for the nine months ended September 30, 2021 (see Notes 1, 3, 9, 14 and 16).

(2)
OCEN is a majority-owned subsidiary of CIE, and is engaged in the live entertainment business in Mexico, Central America and Colombia. As of July 31, 2019, the Group classified this non-current investment as current assets held for sale. As a result, the Group discontinued the use of the equity method to account for the investment in this associate beginning on August 1, 2019. Beginning on May 31, 2020, the Company (i) ceased to classify  the investment in OCEN, as current assets held for sale; (ii)  began to classify its equity interest in OCEN as an investment in associates and joint ventures in its consolidated statement of financial position; (iii) recognized its share of income of OCEN, which was discontinued from August 1 through December 31, 2019, in retained earnings as of January 1, 2020, in the amount of Ps.147,975; and (iv) began to recognize its share of income or loss of OCEN since January 1, 2020 through September 30, 2021. As of September 30, 2021,the Group classified this non-current investment as current assets held for sale. As a result, the Group discontinued the use of the equity method to account for the investment in this associate beginning on October 1, 2021. As of September 30, 2021 and December 31, 2020, the investment in OCEN included goodwill of Ps.359,613 (see Notes 3 and 14).

(3)
GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., and a subsidiary of Megacable, S.A. de C.V., have an equal equity participation of 33.3%. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. As of September 30, 2021 and December 31, 2020, GTAC had used a principal amount of Ps.688,183 under this credit facility. During the nine months ended September 30, 2021, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.97,342. During the year ended December 31, 2020, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.123,390. Also, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.1,062,911, with an annual interest of TIIE plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these supplementary loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2023 and 2031. During the nine months ended September 30, 2021, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.123,116. During the year ended December 31, 2020, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.122,656. The net investment in GTAC as of September 30, 2021 and December 31, 2020, included amounts receivable in connection with this long-term credit facility and supplementary loans to GTAC in the aggregate amount of Ps.752,173 and Ps.821,253, respectively. These amounts receivable are in substance a part of the Group’s net investment in this investee (see Note 9).

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(4)
The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. As of September 30, 2021 and December 31, 2020, the Group’s investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.113,837.

6. Property, Plant and Equipment, Net

Property, plant and equipment as of September 30, 2021 and December 31, 2020, consisted of:

	September 30, 2021		December 31, 2020
Buildings	Ps.	9,853,292	Ps.	9,816,944
Building improvements		183,812		183,368
Technical equipment		166,921,512		157,262,188
Satellite transponders		6,026,094		6,026,094
Furniture and fixtures		1,272,809		1,263,800
Transportation equipment		3,350,312		3,122,232
Computer equipment		9,328,531		9,198,382
Leasehold improvements		3,681,688		3,605,636
		200,618,050		190,478,644
Accumulated depreciation		(134,692,688)		(124,957,287)
		65,925,362		65,521,357
Land		4,876,161		4,886,600
Construction and projects in progress		16,277,235		12,873,670
	Ps.	87,078,758	Ps.	83,281,627

As of September 30, 2021, technical equipment includes Ps.868,418 and related accumulated depreciation of Ps.387,265 in connection with costs of dismantling certain equipment of the cable networks in the Group’s Cable segment.

Depreciation charged to income for the nine months ended September 30, 2021 and 2020, was Ps.13,156,669 and Ps.13,028,690, respectively.

During the nine months ended September 30, 2021 and 2020, the Group invested Ps.18,467,093 and Ps.14,702,890, respectively, in property, plant and equipment as capital expenditures.

7. Right-of-use Assets, Net

Right-of-use assets, net, as of September 30, 2021 and December 31, 2020, consisted of:

	September 30, 2021		December 31, 2020
Buildings	Ps.	6,130,781	Ps.	5,464,584
Satellite transponders		4,275,619		4,275,619
Technical equipment		1,885,350		1,883,982
Others		166,113		231,138
		12,457,863		11,855,323
Accumulated depreciation		(5,335,264)		(4,643,158)
	Ps.	7,122,599	Ps.	7,212,165

Depreciation charged to income for the nine months ended September 30, 2021 and 2020, was Ps.764,305 and Ps.793,853, respectively.

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8. Intangible Assets and Goodwill, Net

The balances of intangible assets and goodwill, net, as of September 30, 2021 and December 31, 2020, were as follows:

	September 30, 2021						December 31, 2020
	Cost		Accumulated Amortization		Carrying Value		Cost		Accumulated Amortization		Carrying Value
Intangible assets and goodwill with indefinite useful lives:
Trademarks	Ps.	35,242	Ps.	-	Ps.	35,242	Ps.	35,242	Ps.	-	Ps.	35,242
Concessions		15,166,067		-		15,166,067		15,166,067		-		15,166,067
Goodwill		14,113,626		-		14,113,626		14,113,626		-		14,113,626
Intangible assets with finite useful lives:
Trademarks		2,227,096		(2,025,410)		201,686		2,227,096		(1,971,314)		255,782
Concessions		553,505		(525,907)		27,598		553,505		(442,804)		110,701
Licenses and software		14,403,371		(9,464,903)		4,938,468		13,139,480		(8,446,906)		4,692,574
Subscriber lists		8,807,492		(7,496,444)		1,311,048		8,804,334		(7,258,070)		1,546,264
Payment for renewal of concessions		5,825,559		-		5,825,559		5,825,559		-		5,825,559
Other intangible assets		5,534,833		(4,486,251)		1,048,582		5,169,795		(4,191,392)		978,403
	Ps.	66,666,791	Ps.	(23,998,915)	Ps.	42,667,876	Ps.	65,034,704	Ps.	(22,310,486)	Ps.	42,724,218

Amortization charged to income for the nine months ended September 30, 2021 and 2020, was Ps.1,820,839 and Ps.1,798,956, respectively. Additional amortization charged to income for the nine months ended September 30, 2021 and 2020, was Ps.262,711 and Ps.294,394, respectively, primarily in connection with amortization of soccer player rights.

In November 2018, the Mexican Institute of Telecommunications (Instituto Federal de Telecomunicaciones or “IFT”) approved the renewal of the Group’s broadcasting concessions for all of its television stations in Mexico, for a term of 20 years after the existing expiration date in 2021. In November 2018, the Group paid in cash for such renewal an aggregate amount of Ps.5,754,543, which includes a payment of Ps.1,194 for administrative expenses and recognized this cost as an intangible asset in its consolidated statement of financial position. This amount will be amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method.

In the fourth quarter of 2017, the Company’s management reviewed the useful life of certain Group’s television concessions accounted for as intangible assets in conjunction with the payment made in 2018 for renewal of concessions expiring in 2021, which amount will be determined by the IFT before the renewal date. Based on such review, the Group classified these concessions as intangible assets with a finite useful life and began to amortize the related net carrying amount of Ps.553,505 in a period ending in 2021.

As of September 30, 2021 and December 31, 2020, there was no evidence of significant impairment indicators in connection with the Group’s intangible assets in the Cable, Sky and Content segments.

9. Debt and Lease Liabilities

As of September 30, 2021 and December 31, 2020, debt and lease liabilities were as follows:

					September 30, 2021		December 31, 2020
	Principal		Finance Costs		Principal, Net		Principal, Net
U.S. dollar debt:
6.625% Senior Notes due 2025 (1)	Ps.	12,370,800	Ps.	(134,083)	Ps.	12,236,717	Ps.	11,806,765
4.625% Senior Notes due 2026 (1)		6,185,400		(20,699)		6,164,701		5,960,366
8.5% Senior Notes due 2032 (1)		6,185,400		(18,545)		6,166,855		5,964,920
6.625% Senior Notes due 2040 (1)		12,370,800		(115,707)		12,255,093		11,849,095
5% Senior Notes due 2045 (1)		20,618,000		(400,282)		20,217,718		19,536,333
6.125% Senior Notes due 2046 (1)		18,556,200		(115,694)		18,440,506		17,835,086
5.250% Senior Notes due 2049 (1)		15,463,500		(286,445)		15,177,055		14,667,765
Total U.S. dollar debt	Ps.	91,750,100	Ps.	(1,091,455)	Ps.	90,658,645	Ps.	87,620,330

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Mexican peso debt:
8.79% Notes due 2027 (2)		4,500,000		(14,352)		4,485,648		4,483,878
8.49% Senior Notes due 2037 (1)		4,500,000		(11,359)		4,488,641		4,488,097
7.25% Senior Notes due 2043 (1)		6,500,000		(51,315)		6,448,685		6,446,909
Bank loans (3)		16,000,000		(67,475)		15,932,525		15,911,650
Bank loans (Sky) (4)		2,750,000		-		2,750,000		2,750,000
Bank loans (TVI) (5)		671,026		(413)		670,613		852,107
Total Mexican peso debt	Ps.	34,921,026	Ps.	(144,914)	Ps.	34,776,112	Ps.	34,932,641
Total debt (6)		126,671,126		(1,236,369)		125,434,757		122,552,971
Less: Current portion of long-term debt		2,046,026		(413)		2,045,613		616,991
Long-term debt, net of current portion	Ps.	124,625,100	Ps.	(1,235,956)	Ps.	123,389,144	Ps.	121,935,980

Lease liabilities:
Satellite transponder lease obligation (7)	Ps.	3,597,537	Ps.	-	Ps.	3,597,537	Ps.	3,818,559
Other lease liabilities(8)		5,610,944		-		5,610,944		5,473,792
Total lease liabilities		9,208,481				9,208,481		9,292,351
Less: Current portion		1,341,455		-		1,341,455		1,277,754
Lease liabilities, net of current portion	Ps.	7,867,026	Ps.	-	Ps.	7,867,026	Ps.	8,014,597

(1)
The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$4,450 million and Ps.11,000,000, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046, and 2049 including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045, 2046 and 2049 are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”).

(2)
In 2017, the Company issued Notes (“Certificados Bursátiles”) due 2027, through the BMV in the aggregate principal amount of Ps.4,500,000. Interest rate on the Notes due 2027 is 8.79% per annum and is payable semi-annually. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The agreement of the Notes due 2027 contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(3)
In 2017, the Company entered into long-term credit agreements with three Mexican banks, in the aggregate principal amount of Ps.6,000,000, with an annual interest rate payable on a monthly basis of 28-day TIIE plus a range between 125 and 130 basis points, and principal maturities between 2022 and 2023. The proceeds of these loans were used primarily for the prepayment in full of the Senior Notes due 2018. Under the terms of these loan agreements, the Company is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on certain spin-offs, mergers and similar transactions. In July 2019, the Company entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000,000. The funds from this loan were used for general corporate purposes, including the refinancing of the Company’s indebtedness. This loan bears interest at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the Group’s net leverage ratio. The credit agreement of this loan requires the maintenance of financial ratios related to indebtedness and interest expense. During 2018, the Company executed a revolving credit facility with a syndicate of banks, for up to an amount equivalent to U.S.$618 million payable in Mexican pesos, which funds may be used for the repayment of existing indebtedness and other general corporate purposes. In March 2020, the Company drew down Ps.14,770,694 under this revolving credit facility, with a maturity in the first quarter of 2022, and interest payable on a monthly basis at a floating rate based on a spread of 87.5 or 112.5 basis points over the 28-day TIIE rate depending on the Group’s net leverage ratio. This facility was used by the Company as a prudent and precautionary measure to increase the Group’s cash position and preserve financial flexibility in light of uncertainty in the global and local markets resulting from the COVID-19 outbreak. On October 6, 2020, the Company prepaid in full without penalty the principal amount of Ps.14,770,694 under this revolving credit facility. The Company retained the right to reborrow the facility in an amount of up to the Mexican peso equivalent of U.S.$618 million, and the facility remains available through March 2022.

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(4)
In March 2016, Sky entered into long-term credit agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities between 2021 and 2023, and interest payable on a monthly basis with an annual interest rate in the range of 7.0% and 7.13%. In July 2020, Sky prepaid a portion of these loans in the aggregate cash amount of Ps.2,818,091, which included principal amount prepayment of Ps.2,750,000, and related accrued interest and transaction costs in the amount of Ps.68,091. Under the terms of these credit agreements, Sky is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions.

(5)
As of September 30, 2021 and December 31, 2020, included outstanding balances in the aggregate principal amount of Ps.671,026 and Ps.852,893, respectively, in connection with credit agreements entered into by TVI with Mexican banks, with maturities between 2020 and 2022, bearing interest at an annual rate of TIIE plus a range between 100 and 125 basis points, which is payable on a monthly basis. This TVI long- term indebtedness is guaranteed by the Company. Under the terms of these credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.

(6)	Total debt is presented net of unamortized finance costs as of September 30, 2021 and December 31, 2020, in the aggregate amount of Ps.1,236,369 and Ps.1,324,307, respectively.
(7)
Under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) in March 2010, Sky is obligated to pay at an annual interest rate of 7.30% a monthly fee through 2027 of U.S.$3.0 million for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years or; (b) the date IS-21 is taken out of service (see Note 7).

(8)
As of September 30, 2021 and December 31, 2020, includes lease liabilities recognized beginning on January 1, 2019 under IFRS 16 Leases (“IFRS 16”) in the aggregate amount of Ps.5,019,950 and Ps.4,745,292, respectively. These lease liabilities have terms which expire at various dates between 2021 and 2041. As of September 30, 2021 and December 31, 2020, also includes Ps.590,994 and Ps.728,500, respectively, in connection with a lease agreement entered into by a subsidiary of the Company and GTAC, for the right to use certain capacity of a telecommunications network through 2029. This lease agreement provides for annual payments through 2029.

As of September 30, 2021 and December 31, 2020, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group’s investment in UHI II and UHI, and the investment in Open-Ended Fund (hedged items), were as follows:

	September 30, 2021				December 31, 2020
Hedged items	Millions of U.S. dollars		Thousands of Mexican Pesos		Millions of U.S. dollars		Thousands of Mexican Pesos
Investment in shares of UHI II and UHI (net investment hedge)	U.S.$	1,185.7	Ps.	24,445,826	U.S.$	1,074.0	Ps.	21,424,180
Open-Ended Fund (foreign currency fair value hedge)		46.8		964,989		56.9		1,135,803
Total	U.S.$	1,232.5	Ps.	25,410,815	U.S.$	1,130.9	Ps.	22,559,983

The foreign exchange gain or loss derived from the Company’s U.S. dollar denominated long-term debt designated as a hedge, for the nine months ended September 30, 2021 and 2020, is analyzed as follows (see Notes 4 and 16):

Foreign Exchange Gain or Loss Derived from Senior Notes Designated as Hedging Instruments	September 30, 2021		September 30, 2020
Recognized in:
Comprehensive loss	Ps.	(887,868)	Ps.	(9,971,720)
Total foreign exchange loss derived from hedging Senior Notes	Ps.	(887,868)	Ps.	(9,971,720)
Offset against by:
Foreign currency translation gain derived from the hedged net investment in shares of UHI II and UHI	Ps.	776,075	Ps.	1,808,402
Foreign exchange gain derived from hedged warrants issued by UHI		-		7,381,017
Foreign exchange gain derived from the hedged Open- Ended Fund		111,793		782,301
Total foreign currency translation and foreign exchange gain derived from hedged assets	Ps.	887,868	Ps.	9,971,720

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The table below analyzes the Group’s debt and lease liabilities into relevant maturity groupings based on the remaining period at September 30, 2021, to the contracted maturity date:

	Less than 12 Months October 1, 2021 to September 30, 2022		12-36 Months October 1, 2022 to September 30, 2024		36-60 Months October 1, 2024 to September 30, 2026		Maturities Subsequent to September 30, 2026		Total
Debt (1)	Ps.	2,046,026	Ps.	17,375,000	Ps.	18,556,200	Ps.	88,693,900	Ps.	126,671,126
Lease liabilities		1,341,455		2,299,676		2,456,795		3,110,555		9,208,481
Total debt and lease liabilities	Ps.	3,387,481	Ps.	19,674,676	Ps.	21,012,995	Ps.	91,804,455	Ps.	135,879,607

(1) The amounts of debt are disclosed on a principal amount basis.

10. Financial Instruments

The Group’s financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, temporary investments, accounts and notes receivable, a long-term loan receivable from GTAC, non-current investments in debt and equity securities, securities in the form of an open-ended fund, accounts payable, outstanding debt, lease liabilities, other notes payable, and derivative financial instruments. For cash and cash equivalents, temporary investments, accounts receivable, accounts payable, and the current portion of notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities is based on quoted market prices.

The fair value of long-term loans that the Group borrowed from leading Mexican banks (see Note 9) has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of non-current investments in financial instruments, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

The carrying values and esitmated fair values of the Group's non-derivative financial instruments as of September 30, 2021 and Decmeber 31, 2020, were as follows:

	September 30, 2021				December 31, 2020
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets: Cash and cash equivalents	Ps.	21,704,782	Ps.	21,704,782	Ps.	29,058,093	Ps.	29,058,093
Temporary Investments		9,722		9,722		-		-
Trade notes and accounts receivable, net		15,414,332		15,414,332		12,343,797		12,343,797
Long-term loans and interest receivable from GTAC (see Note 5)		752,173		755,988		821,253		824,092
Open-Ended Fund (see Note 4)		964,989		964,989		1,135,803		1,135,803
Publicly traded equity instruments (see Note 4)		3,181,875		3,181,875		5,397,504		5,397,504
Other equity instruments (see Note 4)		3,569,525		3,569,525		468,552		468,552
Liabilities:
Senior Notes due 2025, 2032 and 2040	Ps.	30,927,000	Ps.	40,982,543	Ps.	29,923,950	Ps.	40,584,237
Senior Notes due 2045		20,618,000		24,954,378		19,949,300		24,282,886
Senior Notes due 2037 and 2043		11,000,000		8,712,445		11,000,000		9,238,435
Senior Notes due 2026 and 2046		24,741,600		32,612,769		23,939,160		31,811,792
Senior Notes due 2049		15,463,500		19,695,705		14,961,975		18,978,667
Notes due 2027		4,500,000		4,545,630		4,500,000		5,035,860
Long-term notes payable to Mexican banks		19,421,026		19,537,548		19,602,893		19,801,142
Lease liabilities (1)		9,208,481		9,230,179		9,292,351		9,343,100

(1)	In 2021, includes lease agreements recognized beginning on January 1, 2019 under IFRS 16 for an aggregate amount of Ps.5,019,950.

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The carrying values (based on estimated fair values), notional amounts, and maturity dates of the Group's derivative financial instruments as of September 30, 2021 and December 31, 2020, were as follows:

September 30, 2021: Derivative Financial Instruments		Carrying Value		Notional Amount (U.S. Dollars in Thousands	)	Maturity Date

Liabilities:
Derivatives recorded as accounting hedges: (cash flow hedges)
TVI’s interest rate swap	Ps.	62	Ps.	96,300		May 2022
TVI’s interest rate swap		5,493	Ps.	574,726		April 2022
Interest rate swap		30,647	Ps.	2,000,000		October 2022
Interest rate swap		24,175	Ps.	1,500,000		October 2022
Interest rate swap		59,514	Ps.	2,500,000		February 2023
Interest rate swap		41,624	Ps.	10,000,000		June 2024
Forward		90,750	U.S.$	111,812		November 2021 through March 2022
Derivatives not recorded as accounting hedges:
Interest rate swap		36,852	Ps.	9,385,347		March 2022
TVI’s forward		37,784	U.S.$	31,535		October 2021 through February 2022
Empresas Cablevisión´s forward		37,243	U.S.$	34,575		October 2021 through February 2022
Sky’s forward		100,357	U.S.$	60,000		October 2021 through February 2022
Forward		124,277	U.S.$	114,430		October 2021 through February 2022
Total liabilities	Ps.	588,778

December 31, 2020: Derivative Financial Instruments		Carrying Value		Notional Amount (U.S. Dollars in Thousands	)	Maturity Date
Liabilities:
Derivatives recorded as accounting hedges: (cash flow hedges)
TVI’s interest rate swap	Ps.	1,759	Ps.	122,400		May 2022
TVI’s interest rate swap		23,784	Ps.	730,493		April 2022
Interest rate swap		109,146	Ps.	2,000,000		October 2022
Interest rate swap		86,171	Ps.	1,500,000		October 2022
Interest rate swap		180,941	Ps.	2,500,000		February 2023
Interest rate swap		762,827	Ps.	10,000,000		June 2024
Forward		714,763	U.S.$	330,500		January 2021 through March 2022
Derivatives not recorded as accounting hedges:
Interest rate swap		204,250	Ps.	9,385,347		March 2022
TVI’s forward		176,868	U.S.$	88,353		January 2021 through February 2022
Empresas Cablevisión´s forward		190,726	U.S.$	96,789		January 2021 through February 2022
Sky’s forward		318,701	U.S.$	135,000		February 2021 through February 2022
Forward		706,287	U.S.$	344,898		January 2021 through February 2022
Total liabilities	Ps.	3,476,223

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11. Capital Stock and Long-Term Retention Plan

At September 30, 2021, shares of capital stock and CPOs consisted of (in millions):

	Authorized and Issued (1)	Repurchased by the Company (2)	Held by a Company's Trust (3)	Outstanding
Series “A” Shares	121,073.9	-	(7,539.1)	113,534.8
Series “B” Shares	57,046.9	-	(5,851.4)	51,195.5
Series “D” Shares	87,006.6	-	(5,559.3)	81,447.3
Series “L” Shares	87,006.6	-	(5,559.3)	81,447.3
Total	352,134.0	-	(24,509.1)	327,624.9
Shares in the form of CPOs	290,849.7	-	(18,583.9)	272,265.8
Shares not in the form of CPOs	61,284.3	-	(5,925.2)	55,359.1
Total	352,134.0	-	(24,509.1)	327,624.9
CPOs	2,485.9	-	(158.8)	2,327.1

(1)	As of September 30, 2021, the authorized and issued capital stock amounted to Ps.4,836,708 (nominal Ps.2,423,549).
(2)
In connection with a share repurchase program that was approved by the Company’s stockholders and is exercised at the discretion of management. During the nine months ended September 30, 2021, the Company did not buy any shares under this program. In April 2021, the Company’s stockholders approved the cancellation of 5,173.2 million shares of capital stock in the form of 44.2 million CPOs which were repurchased by the Company in 2019 and 2020 under this program.

(3)	In connection with the Company’s Long-Term Retention Plan (“LTRP”) described below.

A reconciliation of the number of shares and CPOs outstanding for the nine months ended September 30, 2021 and 2020, is presented as follows (in millions):

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2021	113,019.2	50,928.5	81,022.4	81,022.4	325,992.5	2,314.9
Acquired (2)	(286.4)	(252.1)	(401.0)	(401.0)	(1,340.5)	(11.4)
Forfeited (2)	(187.9)	(165.4)	(263.1)	(263.1)	(879.5)	(7.5)
Released (2)	989.9	684.5	1,089.0	1,089.0	3,852.4	31.1
As of September 30, 2021	113,534.8	51,195.5	81,447.3	81,447.3	327,624.9	2,327.1

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2020	116,223.9	52,852.8	84,083.8	84,083.8	337,244.3	2,402.4
Repurchased (1)	(131.6)	(115.8)	(184.3)	(184.3)	(616.0)	(5.3)
Cancelled and forfeited (2)	(2,063.5)	(1,229.0)	(1,955.2)	(1,955.2)	(7,202.9)	(55.8)
Released (2)	110.1	96.9	154.2	154.2	515.4	4.4
As of September 30, 2020	114,138.9	51,604.9	82,098.5	82,098.5	329,940.8	2,345.7
(1) Repurchased or cancelled by the Company in connection with a share repurchase program. (2) Acquired or released by a Company’s trust in connection with the Company’s LTRP

Long-Term Retention Plan

During the nine months ended September 30, 2021, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of (i) 1,340.5 million shares of the Company in the form of 11.4 million CPOs, which were acquired in the amount of Ps.540,672; and (ii) 879.5 million shares of the Company in the form of 7.5 million CPOs, in connection with forfeited rights under this Plan. Also, the trust for the LTRP released 3,640.3 million shares of the Company in the form of 31.1 million CPOs, and 212.1 million Series “A” Shares not in the form of CPOs.

During the nine months ended September 30, 2020, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of (i) 5,526.3 million shares of the Company in the form of 47.2 million CPOs, and 666.9 million Series “A” Shares, not in the form of CPOs, in connection with the cancellation of these shares in the fourth quarter of 2019, which were conditionally sold to certain Company’s officers and employees in 2015 and 2016; and (ii) 1,009.7 million shares in the form of 8.6 million CPOs, in connection with forfeited rights under this Plan. Also, the trust for the LTRP released 515.4 million shares in the form of 4.4 million CPOs.

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In connection with the Company’s LTRP, the Group accrued in equity attributable to stockholders of the Company a share-based compensation expense of Ps.800,402 and Ps.580,718 for the nine months ended September 30, 2021 and 2020, respectively, which amount was reflected in consolidated operating income as administrative expense.

12. Retained Earnings

As of September 30, 2021 and December 31, 2020, the Company’s legal reserve amounted to Ps.2,139,007, and was classified into retained earnings in equity attributable to stockholders of the Company.

In April 2020, to further maximize liquidity and as a precautionary measure, the Company’s Board of Directors did not propose the payment of a 2020 dividend for approval of the Company’s general stockholders’ meeting held on April 28, 2020.

In April 2021, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO unit, which was paid in cash in May 2021, in the aggregate amount of Ps.1,053,392.

13. Non-controlling Interests

In 2021 and 2020, the holding companies of the Sky segment paid a dividend to its equity owners in the aggregate amount of Ps.750,000 and Ps.2,750,000, respectively, of which Ps.309,174 and Ps.1,134,808, respectively, were paid to its non-controlling interests.

In 2021, Publicidad Virtual, S.A. de C.V. paid a dividend to its equity owners in the aggregate amount of Ps.40,000, of which Ps.19,600, were paid to its non-controlling interests.

In 2020, Pantelion, LLC. paid a dividend to its equity owners in the aggregate amount of Ps.394,269, of which Ps.193,192, were paid to its non-controlling interests.

In 2020, the stockholders of Radiópolis approved the payment of a dividend in the amount of Ps.650,346, of which Ps.325,173, were paid to its non-controlling interests.

14. Transactions with Related Parties

The balances of receivables and payables between the Group and related parties as of September 30, 2021 and December 31, 2020, were as follows:

	September 30, 2021		December 31, 2020
Current receivables:
UHI II in 2021 and UHI in 2020, including Univision (1)	Ps.	614,051	Ps.	692,282
OCEN (see Notes 3 and 5)		7,263		34,137
Editorial Clío, Libros y Videos, S.A. de C.V.		2,323		2,308
Other		60,362		58,225
	Ps.	683,999	Ps.	786,952

Current payable:
AT&T/ DirecTV	Ps.	55,297	Ps.	32,310
Other		12,469		50,697
	Ps.	67,766	Ps.	83,007

(1) As of September 30, 2021 and December 31, 2020, receivables from UHI II and UHI, respectively, related primarily to the PLA amounted to Ps.614,051 and Ps.692,282, respectively.

In the nine months ended September 30, 2021 and 2020, royalty revenue from Univision amounted to Ps.6,247,513 and Ps.5,893,805, respectively.

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15. Other Income or Expense, Net

Other (expense) income for the nine months ended September 30, 2021 and 2020, is analyzed as follows:

	September 30, 2021		September 30, 2020
Net profit on disposal of Radiópolis (1)	Ps.	-	Ps.	933,506
Donations		(22,042)		(9,042)
Legal and financial advisory professional services (2)		(283,020)		(266,432)
Loss on disposition of property and equipment		(127,067)		12,125
Deferred compensation (3)		(106,000)		(167,483)
Dismissal severance expense (4)		(125,096)		(267,491)
Expense to prevent COVID-19		(139,912)		(86,813)
Surcharges for payment of taxes from prior years		(290,659)		-
Other income in connection with a claim on tariff differences (8)		207,568		-
Impairment adjustments (5)		-		(27,202)
Decrease in provision for UHI related party (6)		-		387,013
Income for cash reimbursement received from Imagina (7)		-		167,619
Other, net		40,717		(18,439)
	Ps.	(845,511)	Ps.	657,361

(1)	In 2020 included a net profit on disposal of the Group's former Radio business in the amount of $933,506, which was concluded in July 2020 (see Note 3).
(2)	Includes primarily advisory professional services in connection with certain litigation and other matters.
(3)
Includes the service cost of long-term deferred compensation plans for certain officers of the Group’s Cable segment, which become payable in the event that certain financial targets (as defined) are met.

(4)	Includes severance expense in connection with dismissals of personnel, as a part of a continued cost reduction plan.
(5)	In 2020 included impairment adjustments in connection with trademarks and other intangibles in the Group’s Publishing business.
(6)	In 2020, included a decrease in provision for an appreciation payment arrangement between the Group and a former UHI related party.
(7)
In the second quarter of 2020, the Company received a cash reimbursement from Imagina Media Audiovisual, S.L. (“Imagina”), in connection with a legal outcome that was favorable to Imagina, a former associated company.

(8)
In the third quarter of 2021, one of the Group’s companies in its Cable segment received a cash payment as a result of a favorable outcome in connection with a claim made on tariff differences for interconnection services provided in prior years by a third-party vendor.

16. Finance Expense, Net

Finance (expense) income for the nine months ended September 30, 2021 and 2020, included:

	September 30, 2021		September 30, 2020
Interest expense (1)	Ps.	(6,782,675)	Ps.	(8,202,140)
Other finance expense, net (2)		(965,263)		-
Foreign Exchange loss, net (4)		(2,392,442)		(3,172,405)
Finance expense		(10,140,380)		(11,374,545)
Interest income (3)		573,090		950,988
Other finance income, net (2)		-		1,936,686
Finance income		573,090		2,887,674
Finance expense, net	Ps.	(9,567,290)	Ps.	(8,486,871)

(1)
In the nine months ended September 30, 2021 and 2020, included interest expense related to lease liabilities that were recognized in accordance with the guidelines of IFRS 16, in the aggregate amount of Ps.308,531 and Ps.327,601, respectively.

(2)	Other finance income or expense, net, included gain or loss fair value from derivative financial instruments.
(3)	This line item included primarily interest income from cash equivalents.
(4)
Foreign exchange gain or loss, net, included (i) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S.dollar-denominated monetary liability position, excluding long-term debt designated as a hedging instrument of the Group’s investments in UHI II, UHI and Open-Ended Fund, during the nine months ended September 30, 2021 and 2020; and (ii) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated monetary asset position during the nine months ended September 30, 2021 and 2020 (see Note 9). The exchange rate of the Mexican peso against the U.S dollar was of Ps.20.6180, Ps.19.9493, Ps.22.1065 and Ps.18.8838 as of September 30, 2021, December 31, 2020, September 30, 2020 and December 31, 2019, respectively.

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17. Income Taxes

Income taxes in the interim periods are accrued using the income tax rate that would be applicable to expected total annual earnings. As of September 30, 2021 and 2020, the estimated effective income tax rate for the years ending December 31, 2021 and 2020 was 36.4% and (53.8%), respectively. The estimated effective income tax rate for the year ending December 31, 2021, was affected primarily by (i) a non-taxable portion of share of income of UHI II;  (ii) additional income taxes from prior years paid by three subsidiaries of the Company, resulting from assessments made by the Mexican tax authority in the second and third quarter of 2021; and (iii) income taxes paid in 2021 from gains on intercompany sales of shares among certain companies in the Group in connection with some reorganization activities contemplated by the Transaction Agreement entered into by the Group and UHI in April 2021 (see Note 3). The estimated effective income tax rate for the year ending  December 31, 2020, was affected primarily by the non-deductible tax effect of the impairment adjustment to the carrying amount of the investment in shares of UHI, which was recognized by the Group in the first quarter of 2020 (see Note 5).

18. Earnings per CPO/Share

At September 30, 2021 and 2020 the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	September 30, 2021		September 30, 2020
Total Shares	Ps.	327,063,566	Ps.	330,988,655
CPOs		2,322,925		2,353,831
Shares not in the form of CPO units:
Series “A” Shares		55,280,667		55,589,722
Series “B” Shares		187		187
Series “D” Shares		239		239
Series “L” Shares		239		239

Basic earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the nine months ended September 30, 2021 and 2020, are presented as follows:

	2021				2020
	Per CPO		Per Share (*)		Per CPO		Per Share (*)
Net income (loss) attributable to stockholders of the Company	Ps.	0.85	Ps.	0.01	Ps.	(1.61)	Ps.	(0.01)

(*) Series “A”, “B”, “D” and “L” Shares, not in the form of CPO units.

Diluted earnings per CPO and per Share attributable to stockholders of the Company:

	September 30, 2021		September 30, 2020
Total Shares	Ps.	352,134,036	Ps.	352,272,809
CPOs		2,485,895		2,487,081
Shares not in the form of CPO units:
Series “A” Shares		58,926,613		58,926,613
Series “B” Shares		2,357,208		2,357,208
Series “D” Shares		239		239
Series “L” Shares		239		239

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Diluted earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the nine months ended September 30, 2021 and 2020, are presented as follows:

	2021				2020
	Per CPO		Per Share (*)		Per CPO		Per Share (*)
Net income (loss) attributable to stockholders of the Company	Ps.	0.79	Ps.	0.01	Ps.	(1.51)	Ps.	(0.01)

(*)	Series “A”, “B”, “D” and “L” Shares not in the form of CPO units.

19. Segment Information

The table below presents information by segment and a reconciliation to consolidated total for the nine months ended September 30, 2021 and 2020:

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2021:
Cable	Ps.	35,724,684	Ps.	557,974	Ps.	35,166,710	Ps.	14,919,252
Sky		16,654,268		452,162		16,202,106		6,658,765
Content		24,382,646		3,797,415		20,585,231		8,335,286
Other Businesses		3,580,905		824,954		2,755,951		538,785
Segment total		80,342,503		5,632,505		74,709,998		30,452,088
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(5,632,505)		(5,632,505)		-		(1,507,431)
Depreciation and amortization		-		-		-		(15,741,813)
Consolidated net sales and operating income before other expense		74,709,998		-		74,709,998		13,202,844	(1)
Other expense, net		-		-		-		(845,511)
Consolidated net sales and operating income	Ps.	74,709,998	Ps.	-	Ps.	74,709,998	Ps.	12,357,333	(2)

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2020:
Cable	Ps.	33,541,364	Ps.	510,710	Ps.	33,030,654	Ps.	13,943,519
Sky		16,518,049		434,531		16,083,518		6,992,153
Content		21,501,537		3,464,082		18,037,455		6,989,383
Other Businesses		3,106,072		901,998		2,204,074		(48,170)
Segment total		74,667,022		5,311,321		69,355,701		27,876,885
Reconciliation to consolidated amounts:
Disposed operations (see Note 3)		223,272		-		223,272		(3,991)
Eliminations and corporate expenses		(5,311,321)		(5,311,321)		-		(1,219,888)
Depreciation and amortization		-		-		-		(15,621,499)
Consolidated net sales and operating income before other income		69,578,973		-		69,578,973		11,031,507	(1)
Other income, net		-		-		-		657,361
Consolidated net sales and operating income	Ps.	69,578,973	Ps.	-	Ps.	69,578,973	Ps.	11,688,868	(2)

(1)	This amount represents operating income before other income or expense, net.
(2)	This amount represents consolidated operating income.

Disaggregation of Total Revenues

The table below present total revenues for each reportable segment disaggregated by major service/product lines and primary geographical market for the nine months ended September 30, 2021 and 2020:

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	Domestic		Export		Abroad		Total
September 30, 2021:
Cable:
Digital TV Service	Ps.	11,946,221	Ps.	-	Ps.	-	Ps.	11,946,221
Advertising		1,331,122		-		-		1,331,122
Broadband Services		13,920,622		-		-		13,920,622
Telephony		3,702,840		-		-		3,702,840
Other Services		460,462		-		-		460,462
Enterprise Operations		4,180,418		-		182,999		4,363,417
Sky:
DTH Broadcast Satellite TV		14,520,667		-		1,167,568		15,688,235
Advertising		926,013		-		-		926,013
Pay-Per-View		33,518		-		6,502		40,020
Content:
Advertising		11,880,273		178,598		-		12,058,871
Network Subscription Revenue		3,345,948		652,340		-		3,998,288
Licensing and Syndication		1,325,855		6,999,632		-		8,325,487
Other Businesses:
Gaming		1,129,924		-		-		1,129,924
Soccer, Sports and Show Business Promotion		1,163,589		47,463		-		1,211,052
Publishing - Magazines		257,792		-		-		257,792
Publishing - Advertising		92,440		-		-		92,440
Publishing Distribution		229,069		-		-		229,069
Feature Film Production and Distribution		596,298		-		64,330		660,628
Segment total		71,043,071		7,878,033		1,421,399		80,342,503
Intersegment eliminations		(5,632,505)		-		-		(5,632,505)
Consolidated total revenues	Ps.	65,410,566	Ps.	7,878,033	Ps.	1,421,399	Ps.	74,709,998

	Domestic		Export		Abroad		Total
September 30, 2020:
Cable:
Digital TV Service	Ps.	12,471,623	Ps.	-	Ps.	-	Ps.	12,471,623
Advertising		1,153,685		-		-		1,153,685
Broadband Services		12,081,660		-		-		12,081,660
Telephony		3,168,742		-		-		3,168,742
Other Services		554,155		-		-		554,155
Enterprise Operations		3,869,672		-		241,827		4,111,499
Sky:
DTH Broadcast Satellite TV		14,481,893		-		1,171,429		15,653,322
Advertising		828,740		-		-		828,740
Pay-Per-View		28,122		-		7,865		35,987
Content:
Advertising		9,595,903		125,804		-		9,721,707
Network Subscription Revenue		3,178,920		885,541		-		4,064,461
Licensing and Syndication		1,015,031		6,700,338		-		7,715,369
Other Businesses:
Gaming		740,273		-		-		740,273
Soccer, Sports and Show Business Promotion		899,091		118,461		-		1,017,552
Publishing - Magazines		197,162		-		942		198,104
Publishing - Advertising		107,569		-		-		107,569
Publishing Distribution		193,685		-		-		193,685
Feature Film Production and Distribution		759,260		-		89,629		848,889
Segment Total		65,325,186		7,830,144		1,511,692		74,667,022
Disposed operations (see Note 3)		223,272		-		-		223,272
Intersegment eliminations		(5,311,321)		-		-		(5,311,321)
Consolidated total revenues	Ps.	60,237,137	Ps.	7,830,144	Ps.	1,511,692	Ps.	69,578,973

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Seasonality of Operations

The Group’s results of operations are not highly seasonal. The Group typically recognizes a large percentage of its consolidated net sales (principally advertising) in the fourth quarter in connection with the holiday shopping season. In 2020 and 2019, the Group recognized 28.5% and 27.8%, respectively, of its annual consolidated net sales in the fourth quarter of the year. The Group’s costs, in contrast to its revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

20. Impact of COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of Coronavirus (“COVID-19”) as pandemic. Most governments in the world are implementing different restrictive measures to contain the spread of this pandemic. This situation is significantly affecting the global economy, including Mexico, due to the disruption or slowdown of supply chains and the increase in economic uncertainty, as evidenced by the increase in volatility of asset prices, exchange rates and decreases in long-term interest rates. During the nine months ended September 30, 2021, the Company’s management made an assessment of potential adverse impacts of COVID-19 in its business segments, primarily in connection with impairment indicators and testing of significant long-lived assets, expected credit losses for accounts receivable, recovery of deferred income tax assets and workforce considerations. The Company’s management will continue to assess the potential adverse impacts of COVID-19, including the monitoring of impairment indicators and testing, forecasts and budgets, fair values and/or estimated future cash flows related to the recoverability of significant financial and non-financial assets of its business segments. For the nine months ended September 30, 2021, the financial crisis caused by the COVID-19 pandemic still had a negative effect on the Group´s business, financial position and results of operations, and it is currently difficult to predict the degree of the impact in the future. As of the authorization date of these unaudited condensed consolidated financial statements, the Company’s management cannot predict the adverse impact of COVID-19 in the Group’s consolidated financial statements for the year ending December 31, 2021.

The Company´s management cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that its access to capital and other sources of funding will not become become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand of the Group´s products across its segments, as its clients and customers reduce or defer their spending.

Although vaccination efforts have continued, the Mexican Government is still implementing its plan to reactivate economic activities in accordance with color-based phases determined on a weekly basis in every state of the country. Most of non-essential economic activities are open, and the authorities have started to lift limitations on capacity and hours of operation. Notwithstanding the foregoing, during the nine months ended September 30, 2021, this has affected, and is still affecting the ability of the Group´s employees, suppliers and customers to conduct their functions and businesses in their typical manner.

As of this date, given that they are considered essential economic activities, the Group has continued operating its media and telecommunications businesses uninterrupted to continue benefiting the country with connectivity, entertainment and information, and during the nine months ended September 30, 2021, the Group continued with the production of new content in accordance with the requirements and health guidelines imposed by the Mexican Government. The Group´s Content segment continued to recover as a result of the easing in lockdown restrictions in some jurisdictions in which its customers are located. Notwithstanding the foregoing, the Group is partially dependent on the demand for advertising from consumer-focused companies, and even though most of the Group’s customers have increased their advertising investments as compared to the third quarter of 2020, the COVID-19 pandemic could cause advertisers to again reduce or postpone their advertisement spending on the Group’s platforms.

In the Group´s Other Businesses segment, sporting and other entertainment events for which it has broadcast rights, or which it produces, organizes, promotes and/or is located in venues it owns, are operating with some restrictions and taking the corresponding sanitary measures, and to date all of the Group’s casinos have resumed operations with reduce capacity and hours of operation. When local authorities approve the re-opening of the venues that are still not operating, additional rules may be enacted including capacity and operating hours restrictions; these may affect the results of the Group’s Other Businesses segment in the following months.

Notwithstanding the foregoing, the authorities may impose restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines which could be expensive or burdensome to implement, and which may affect the Group’s operations.

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The magnitude of the impact on the Group’s businesses will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, the Company´s management is not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting the Group´s businesses, financial position and results of operations over the near, medium or long-term.

21. Contingencies

On March 5, 2018, a purported stockholder class action lawsuit was filed in the United States District Court for the Southern District of New York (the “District Court”) alleging securities law violations in connection with allegedly misleading statements and/or omissions in the Company’s public disclosures. The lawsuit alleges that the Company and two of its executives failed to disclose alleged involvement in bribery activities relating to certain executives of Fédération Internationale de Football Association (“FIFA”), and wrongfully failed to disclose weaknesses in the Company’s internal control over its financial reporting as of December 31, 2016.

On May 17, 2018, the Court appointed a lead plaintiff for the putative stockholder class. On August 6, 2018, the lead plaintiff filed an amended complaint. The Company thereupon filed a motion to dismiss the amended complaint. On March 25, 2019, the court issued a decision denying the Company’s motion to dismiss, holding that plaintiff’s allegations, if true, were sufficient to support a claim. The parties began to exchange discovery materials, and the discovery process has continued into 2021. On June 8, 2020, the court issued a decision denying class certification based on the inadequacy of the proposed class representative. On June 29, 2020, the court issued a decision granting class certification to a new class representative. The Company sought permission for leave to appeal the District Court’s order.

On October 6, 2020, the United States Court of Appeals for the Second Circuit (the “Court of Appeals”) denied Televisa’s request for leave to appeal the District Court’s class certification order.

On May 19, 2021, the District Court issued an order disqualifying class counsel and stayed the case for thirty days so the class representative could identify replacement counsel. On June 17, 2021, the District Court granted a request from the class representative and disqualified counsel to extend the stay for an additional sixty days. On June 18, 2021, a petition for a writ of mandamus was filed in the Court of Appeals, seeking reinstatement of disqualified counsel. On June 23, 2021, the Court of Appeals granted a request from the petitioners to stay proceedings in the District Court pending the Court of Appeals’ decision on the petition. On August 24, 2021, the Court of Appeals denied the petition. On September 14, 2021, the case was returned to the District Court. On October 8, 2021, the District Court appointed new class counsel and the parties have resumed discovery.

The Company continues to believe that the lawsuit, and the material allegations and claims therein, are without merit and intends to vigorously defend against the lawsuit. With regard to plaintiff’s allegations regarding FIFA, outside counsel long previously investigated the circumstances surrounding the Company’s acquisition of the Latin American media rights for the Canada, Mexico and USA 2026 FIFA World Cup and 2030 FIFA World Cup and uncovered no credible evidence that would form the basis for liability for the Company or for any executive, employee, agent or subsidiary thereof. In particular, the Company itself made no payment to any FIFA person and in no way knew of, or condoned, any payment by any third party to any FIFA person. The Company also notes that no proceedings have been initiated against it by any governmental agency.

On April 27, 2017, the tax authorities initiated a tax audit to the Company, with the purpose of verifying compliance with tax provisions for the fiscal period from January 1 to December 31, 2011, regarding federal taxes as direct subject of Income Tax (Impuesto sobre la Renta or ISR), Flat tax (Impuesto Empresarial a Tasa Única) and Value Added Tax (Impuesto al Valor Agregado). On April 25, 2018, the authorities informed the observations determined as a result of such audit, that could entail a default on the payment of the abovementioned taxes. On May 25, 2018, by a document submitted before the authority, the Company asserted arguments and offered evidence to undermine the authority’s observations. On June 27, 2019, the Company was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.682 million for ISR, penalties, surcharges and inflation adjustments. On August 22, 2019, the Company filed an administrative proceeding (recurso de revocación) against such tax liability, before the Legal area of the Tax Authorities, which is in the process of being resolved. As of the date of this report, there are no elements to determine if the outcome would be adverse to the Company’s interests.

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On June 1, 2016, the tax authority initiated a tax audit to a Company’s indirect subsidiary that carries out operations in the Gaming business, which is presented in the Other Businesses segment, with the purpose of verifying compliance with tax provisions for the period from January 1 to December 31, 2014, regarding federal taxes as direct subject, as well as withholder. On April 24, 2017, the authorities informed the facts and omissions detected during the development of the verification process, that could entail a default on the payment of the abovementioned taxes. On May 30, 2017, by a document submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the authority’s last partial record. On June 21, 2019, such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.1,334 million, essentially related to IEPS (Impuesto Especial sobre Producción y Servicios or Excise Tax); on August 16, 2019, an administrative proceeding (recurso de revocación) was filed before the Legal area of the Tax Authorities. On January 7, 2021, the resolution to the administrative proceeding was notified, in which the appealed resolution was confirmed. On February 19, 2021 a claim (juicio de nulidad) against the resolution issued in the referred administrative proceeding was filed in the Second Regional Court of Puebla of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa), which is still pending of resolution. As of the date of this report, there are no elements to determine if the outcome would be adverse to the Company’s interests.

On August 12, 2019 the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (Cablebox. S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 26 foreign trade operations carried out during fiscal year 2016. On April 30, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to non-compliance with the payment of the referred contributions. On April 30, 2020 the tax authority informed the facts and omissions detected during the development of the verification process, that could entail a default on several provisions of the Customs Act (Ley Aduanera). On June 2 and 29, 2020, by several documents submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s last partial record. On July 16, 2020 such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.290 million for a fine consisting on 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Norma Oficial Mexicana, or Official Mexican Standards (NOM-019-SCFI-1998), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On August 27, 2020 an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of this report, it is not possible to determine if the outcome would be adverse or favorable to the Company’s interests.

On July 29, 2019 the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (CM Equipos y Soporte, S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 32 foreign trade operations carried out during fiscal year 2016. On July 10, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to non-compliance with the payment of the referred contributions. On August 21, 2020 by several documents submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s last partial record. On May 28, 2021 such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.256.3 million for a fine consisting on 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Normas Oficiales Mexicanas, or Official Mexican Standards (NOM-019-SCFI-1998, NOM-EM-015-SCFI-2015 and NOM-024-SCFI-2013), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On July 12, 2021 an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of this report, it is not possible to determine if the outcome would be adverse or favorable to the Company’s interests.

The matters discussed in the previous paragraphs did not require the recognition of a provision as of September 30, 2021.

There are several legal actions and claims pending against the Group, which are filed in the ordinary course of business. In the opinion of the Company’s management, none of these actions and claims is expected now to have a material adverse effect on the Group’s financial statements as a whole; however, the Company’s management is unable to predict the outcome of any of these legal actions and claims.

- - - - - - - - -

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Description of significant events and transactions

See Note 3 for the Disclosure of interim financial reporting

Dividends paid, ordinary shares:	[7] 1,053,392,000

Dividends paid, other shares:	0

Dividends paid, ordinary shares per share:	[8] 0.002991453

Dividends paid, other shares per share:	0

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Footnotes

[1]
Current assets – Other current non-financial assets: As of September 30, 2021, and December 31, 2020, includes transmission rights and programming for Ps.7,358,770 thousand and Ps.6,396,214, thousands, respectively.
[2]
Non-current assets – Other non-current non-financial assets: As of September 30, 2021, and December 31, 2020, includes transmission rights and programming for Ps.10,964,566 thousand and Ps.7,982,796 thousand, respectively.
[3]
Total basic earnings (loss) per share: This information is related to earnings per CPO. The CPO are the securities traded in the Mexican Stock Exchange.
[4]
Total diluted earnings (loss) per share: This information is related to earnings per diluted CPO.
[5] ↑
Breakdown of credits:
The Notes due in 2027 were contracted at a fixed rate.
The "Senior Notes" due in 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046 and 2049 were contracted at a fixed rate.
The exchange rates for the credits denominated in foreign currency were as follows:
    Ps. 20.6180 pesos per US dollar
Bank loans and senior notes are presented net of unamortized finance costs in the aggregate amount of Ps. 1,236,369.
For more information on debt, see Note 9 Notes to the Unaudited Condensed Consolidated Financial Statements.
[6] ↑
Monetary foreign currency position:
The exchange rates used for translation were as follows:
Ps.	20.6180	pesos per US dollar
	23.8985	pesos per euro
	22.1242	pesos per swiss franc
	27.8136	pesos per pound sterling
	16.3026	pesos per canadian dollar
	2.3582	pesos per swedish krona
	0.0257	pesos per chilean peso
	0.0054	pesos per colombian peso
Long-term liabilities include debt in the amount of U.S.$ 1,232,458 thousand, which has been designated as hedging instrument of foreign currency investments.
[7] and [8]
In april 2021, our stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2021 in the aggregate amount of Ps.1,053,392 thousands.
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MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 03	YEAR: 2021
GRUPO TELEVISA, S.A.B.

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED  TO THE REGISTRANT CONTAINED IN THIS REPORT FOR THE THIRD QUARTER OF 2021, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ Alfonso de Angoitia Noriega	/s/ Bernardo Gómez Martínez
ALFONSO DE ANGOITIA NORIEGA	BERNARDO GÓMEZ MARTÍNEZ
CO-CHIEF EXECUTIVE OFFICER	CO-CHIEF EXECUTIVE OFFICER

/s/ Carlos Phillips Margain	/s/ Luis Alejandro Bustos Olivares
CARLOS PHILLIPS MARGAIN CORPORATE VICE PRESIDENT OF FINANCE	LUIS ALEJANDRO BUSTOS OLIVARES LEGAL VICE PRESIDENT AND GENERAL COUNSEL

MEXICO CITY, OCTOBER 21, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 28, 2021	By	/s/ Luis Alejandro Bustos Olivares
		Name:	Luis Alejandro Bustos Olivares
		Title:	Legal Vice President and General Counsel